UNITED STATES

SECUTIRTIES AND EXCHANGE COMMISSON

Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS

ISSUERS UNDER SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: 0-49942

STRATECO RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Quebec, Canada

(Jurisdiction of incorporation or organization)

204, De Montarville Blvd., Suite 130, Quebec, Canada J4B 6S2

(Address of pricipal executive offices)

Issuer’s telephone number: Canada (450) 641-0775

Securities registered or to be registered pursuant to section 12(b) of the Act:  NO

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value

(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of July 15, 2002:  19,221,735.

The Index to Exhibits

            is found in Page 40

STRATECO RESOURCES INC.

TABLE OF CONTENTS

PART I

ITEM 1:

DECRIPTION OF BUSINESS

(a)

Business Development

(b)

Description of the business

(c)

Reports to security holders

(d)

Enforceability of civil liabilities against foreign persons

ITEM 2:

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)

Plan of operation

(b)

Management’s discussion and analysis of financial condition and results of operations

ITEM 3:

DESCRIPTION OF PROPERTY

(a)

Mining properties

(b)

Investment policies

(c)

Description of real estate and operating data

ITEM 4:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)

Security ownership of certain beneficial owners

(b)

Security ownership of management

(c)

Changes in control

ITEM 5:

DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

(a)

Directors and executive officers

(c)

Family relationships

(d)

Legal proceedings

ITEM 6:

EXECUTIVE COMPENSATION

(a)

General

(b)

Stock options granted during the last financial year

ITEM 7:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)

Related parties transactions

ITEM 8:

DESCRIPTION OF SECURITIES

(a)

Common shares

(b)

Preferred shares

(c)

Stock options

(d)

Warrants

(e)

Escrow securities

PART II

ITEM 1:

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)

Market information

(b)

Holders

(c)

Dividends

(d)

Equity compensation plan information

ITEM 2:

LEGAL PROCEEDINGS

ITEM 3:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTSON ACCOUNTING AND

FINANCIAL DISCLOSURE

ITEM 4:

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

(a)

Prior sales of common shares in Canada

(b)

Private offering in Quebec, Canada

(c)

Public offering in Quebec, Canada

(d)

Use of proceeds

ITEM 5:

INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART III

LIST OF EXHIBITS

SIGNATURES

PART FS

1.

FINANCIAL STATEMENTS

PART FS

2.

QUARTERLY FINANCIAL REPORT FOR THE PERIOD ENDED

MARCH 31, 2002 (unaudited)

STRATECO RESOURCES INC.

Glossary of Mining Terms

The following terms, when used in this Form, have the respective meanings specified below:

Au	Gold

Cu	Copper

Development	Preparation of a mineral deposit for commercial production, including installation of plant and machinery and the construction of all related facilities.

Diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections an inch or more in diameter.

Dilution	The effect of waste or low grade mineral being included unavoidably in the mined mineral, thereby lowering the recovered grade.

Exploration	The prospecting, trenching, mapping, sampling, geochemistry, geophysics, diamond drilling and other work involved in searching for mineral bodies.

Grade	The amount of precious metals in each tonne of mineral.

g/t Au	Grams of gold per tonne.

Metallurgy	The science of extracting metals from minerals and preparing them for use.

Mill	A plant where mineral is ground to a fine size and undergoes physical or chemical treatment to extract the valuable minerals.

Mineral	A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form and physical properties.

Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource:  an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of a geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource:  An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource:  A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is base on detailed and reliable exploration, sampling and testing, information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Cautionary Notes to U.S. Investors concerning estimates of Inferred and Measured Resources:

This section uses the term “inferred and measured” resources.  We advise U.S. Investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resources will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally viable.

Mineralization	Rock containing an undetermined amount of minerals or metals.

Ounces	Troy ounces.

Oxide

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized.  Oxidation tends to make the mineral more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

Pb	Lead

Recovery	A term, generally stated as a percentage, used in process metallurgy to indicate the proportionof valuable material obtained in the processing of a mineral.

Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven (Measured) Reserves:  Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results or detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character.

Probable (Indicated) Reserves:  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Stockpile	A mass of broken rock, usually mineral material.

T/day	Tonnes per day.

Tonne (t)	A metric tonne (1,000 kilograms)

Waste	Material that is too low in grade to be mined and milled at a profit.

Zn	Zinc

STRATECO RESOURCES INC.

PART I

ITEM 1:

DESCRIPTION OF THE BUSINESS

(a)

Business development

Strateco Resources Inc. ("Strateco" or "Company") was incorporated on April 13, 2000 under the Canada Business Corporations Act.  On June 19, 2000, the shareholders of Altavista Mines Inc. approved the transfer of its mining assets valued at $348,000 and $400,000 in cash to Strateco in exchange for 9,490,485 common shares of the Company. On September 21, 2000, Altavista Mines Inc. (Altavista), by then called Jitec Inc. distributed shares of Strateco to its shareholders of record on May 9, 2000 by way of dividend.

Strateco was listed for trading on November 7, 2000 on the Bourse de Montréal Inc. and its shares are listed under the ticker symbol RSC. Since October 1, 2001 the shares were traded on the Canadian Venture Exchange (CDNX) and since May 1, 2002 on TSX Venture Exchange, the new name of CDNX.

Since its incorporation, the Company has been involved in exploration of mining properties in Quebec, Canada.

The Company may finance its exploration activities through the issuance of flow-through shares. A flow-through share is a share with the same characteristics as a common share but whose Canadian exploration expense (CEE) tax benefits can be transferred to the subscriber. CEE generally includes any current expense incurred for the purpose of determining the existence, location, extent and quality of a Canadian mineral resource other than Canadian development expenses or expenses that can reasonably be considered as being related to a mine that already produces reasonably commercial quantities or to a potential or real extension thereof. CEE also includes expenses incurred for the purposes of putting a new mine into production.

A subscriber may deduct his share of the CEE incurred by the Company and renounced in favour of the subscriber. If the Company does not use all of the funds to incur expenses related to admissible resources, the Company will be required to adjust the expenses renounced in favour of the subscribers, who will then be reassessed and required to repay the tax benefits they received in relation to the unused funds. In addition, the Company will be required to pay interest and penalties on the unused portion of the funds within the time limit prescribed by law.

(b)

Description of the business

As of July 15, 2002, the Company owns four mining properties and holds interests in or options on three properties, all located in Quebec, Canada. These seven properties cover 628 claims for a total area of 26,474 hectares.

The following table gives a breakdown of these holdings:

Property Location In Canada	Claims	Area (Hectares)	Interest	Mineralization

Cardinal	320	17,006	100%	Diamonds
Dufault	99	3,018	50%	Cu, Pb, Zn
Kanasuta	17	645	100%	Au
Lost Bay	26	1,040	100%	Au
Montbray	28	1,120	100%	Au
Quenonisca	78	1,245	50%	Cu, Pb, Zn
Santa Anna	47	1,880	90%	Au
Santa Anna	13	520	100%	Au

The Company proceeds to the exploration of these mining claims and has not reached the development stage on its properties as defined in the precedent GLOSSARY OF MINING TERMS. The Company is presently engaged in the exploration of these properties in Quebec, Canada to search for gold, diamonds and base metals. The Company is presently in the exploration stage and there is no assurance that any of these properties contain commercially viable mineralized material, a reserve, until further exploration work is done and the results of such work support a comprehensive evaluation to conclude economic and legal feasibility.

The Company hires experienced consultants and sub-contractors to conduct and to manage its business and has no full-time or part-time employees.

Certain Risks of Operation

Apart from the risks customarily encountered by exploration-development stage mining companies, the Company’s business is subject to a number of material risks. The following is a brief discussion of those distinctive or special characteristics of Strateco’s operations and industry which may constitute risk factors regarding the Company’s future financial performance.  The Company does not maintain “Political Risk” Insurance.

Exploration and Mining Risks

The exploration and development of mining properties is a high-risk industry.  Presently, none of the Company’s properties or projects have a known body of commercial mineral.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.  The Company relies on consultants and other professionals for exploration and development expertise.  The Company requires substantial resources to establish reserves, develop metallurgical processes to extract metal from the mineral, and develop mining and processing facilities at a given site. Although substantial benefits may be derived from the discovery of a major mineralized deposit, there can be no assurance that sufficient quantities of minerals will exist to justify commercial development of any such site.  The cost of developing gold and other mineral properties is affected by the cost of operations, variations in the grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

Stage of Exploration

The Company is a junior natural resource exploration company and has no production revenue.  It does not have an operating history upon which investors may rely. The Company has limited financial resources, with no assurance that sufficient funding will be available to it for future exploration or to fulfill its obligations under current agreements. There is no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration  of its projects.

Metal Prices

The Company cannot control the marketability of the minerals it discovers.  Metal prices have fluctuated widely in recent years, and are affected by numerous factors beyond the Company’s control. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

Competition

The mineral industry is very competitive.  The Company must compete with other companies possessing superior financial resources and technical facilities.  This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees. The Company relies presently on skilled consultants and has the ability to raise financing in order to conduct its exploration works.

No Assurance of Titles

Although the Company has exercised customary care with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.

The Company’s mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects.

Price Fluctuations, Share Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies.  The Company’s Common Shares traded between $0.11 and $0.40 in 2000 and between $0.10 and $0.35 in 2001.  During the period from January 1, 2002, to July 15, 2002, the Company’s shares traded between $0.12 and $0.30.  No assurance can be given that the Company’s share price and volume will not continue to fluctuate materially.

Penny Stock Rules

The Company’s shares are traded since the Company’s listing on Canadian Exchanges at a price inferior to five dollars ($5.00) and the Company’s net tangible assets according to the financial statements have been less than five millions ($5,000,000.) since the Company began its operations in April 2000. The U.S. Securities and Exchange Commission Penny Stock Rules apply to the Company’s shares.

To this effect it shall be unlawful for a broker or dealer to effect a transaction in any penny stock for or with the account of a customer unless the broker or dealer discloses to such customer within the time period and in the manner fixed in the rules, the aggregate amount of cash compensation that any associated person of the broker or dealer who is a natural person and has communicated with the customer concerning the transaction has received or will receive from any source in connection with the transaction and that is determined at or prior to the time of the transaction, including separate disclosure, if applicable, of the source and amount of such compensation that is not paid by the broker or dealer.

Until the penny stock is listed on an American Exchange, any offering of penny stock on the market is subjected to prior approval of a prospectus or to a request for exemption of prospectus from the Quebec Securities Commission, primary jurisdiction of the Company.

The Company does not anticipate the penny stock rules to limit the potential market for its securities since similar rules are applied to brokers and dealers in Quebec, Canada and that the market for the Company’s securities has not been affected by such transactions up to now.

Environmental Regulations

All phases of the Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and consultants.  There is no assurance that future charges in environmental regulation, if any, will not adversely affect the Company’s operations. For every exploration project, the Company needs to obtain permits for diamond drilling from the Quebec Ministries of Forestry and Environment. The Company has the obligation under environmental laws to clean and leave the premises according to standards prescribed in the laws. For the moment, the Company has environmental obligations only in regard with the Santa Anna property, costs for this compliance are estimated at $10,000. The Company takes the necessary steps in each project to comply with the environmental regulations.

The Company uses no environmentally hazardous chemicals and builds no dams or large structures. The Company believes that it complies with applicable Quebec and Canada environmental laws and regulations.  The Company has obtained all the necessary permits for the exploration works conducted on each of its properties.

Royalties

The Company doesn’t have patents, trademarks, licenses, franchises or labor agreements. However, the Company has contracted royalty agreements in Conventions for options or acquisitions of mining properties but none of them is to this day applicable because the Company must pay these royalties upon commercial production as Net Smelter Returns and the Company is only at the exploration stage on its properties. See PART 1- ITEM 3-DESCRIPTION OF PROPERTY.

Research and development

The Company didn’t conduct any research or development activities in the last two fiscal years.

(c)

Reports to security holders

TSX Venture Exchange and the Quebec Securities Commission require that the Company files quarterly reports, an annual report and annual consolidated financial statements audited by the Company’s Auditors.  Following registration with U.S. Securities Commission, the Company’s annual financial reports to security shareholders will include a reconciliation of this financial information with U.S. generally accepted accounting principles. The Company must also conduct an annual shareholders’ meeting with Notice and Management Information Circular. All these documents are deposited on SEDAR which is the equivalent of the EDGAR system in the United States of America. These documents can also be consulted at the head office of the Company. The annual shareholders’ meeting was held June 20, 2002 at The Queen Elizabeth Hotel, in Montreal, Quebec, Canada.

(d)

Enforceability of civil liabilities against foreign persons

Eaton Peabody

Daniel G. McKay, Esq.

P.O. Box 1210

Fleet Center

80 Exchange Street, Bangor

Maine, U.S.A. 04402-1210

The Company requested a legal opinion from Gowling, Lafleur Henderson, LLP ("Gowlings"), attorneys at law, legal counsel for the Company in Quebec, Canada, members of the Quebec Bar, with respect to the prescribed rules of Quebec private international law. According to Gowlings opinion, Quebec private international law should allow the U.S. investor to enforce judgments based upon civil liability provisions of the U.S. federal securities laws obtained in U.S. Courts against officers or directors of the Company who reside in Quebec, Canada and the assets of the Company located in Quebec, Canada on application in Quebec Courts to enforce these judgments pursuant to Civil Code of Quebec, Book Ten, Title 4, sec. 3155 to 3163 on Recognition and Enforcement of Foreign Decisions and Jurisdiction of Foreign Authorities.

Moreover, according to Gowlings opinion, Quebec Courts have power regarding measures intended for the protection of interests pending final judgments (conservatory measures) and in most of the matters having a sufficient connection with Quebec, Canada, when the defendant is domiciled or has an establishment in Quebec, Canada, to hear the cases arising from civil liabilities under U.S. federal securities laws pursuant to the rules of Private international law of the Civil Code of Quebec, Book Ten, Title 1, 2 and 3. However, Gowlings recommend each investor to consult his own legal counsel in order to verify if these legal provisions are applicable to his or her case.

ITEM 2:

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)

Plan of operation

Strateco believes it can satisfy its cash requirements through July 15, 2003 from a private placement of $150,000 received on November 5, 2001, a governmental subsidy available up to an amount of $236,280 by agreement signed on September 25, 2001 and a public offering in Quebec, Canada, with two closings in 2001 for an amount of $1,080,000 and additional closings on January 29, May 16 and June 27, 2002 of a total of $155,000 for a total financing of $1,235,000 as of July 15, 2002. Parts of these sums must be spent on exploration works since $800,000 was obtained by the sale of flow-through shares giving to shareholders fiscal rebate in Quebec, Canada. The expiration period has been extended for 2,000,000 warrants allowing its holders to purchase one common share of the Company until October 15, 2002 at the price of $0.40 per share for a maximum amount of $800,000. Other warrants and stock options with long term expiry dates detailed in PART 1- ITEM 8: DESCRIPTION OF SECURITIES could also be exercised during this period.

For 2002 and 2003, the Company will concentrate its efforts on the diamond and base metals sectors in Canada. The Company is already engaged and will continue during this period, exploration works for diamond on the Cardinal property and for metal base on the Dufault property. Following the industry trends and demands, the Company is also considering the acquisition of properties to conduct exploration works for gold. To that end, a new public offering in Quebec, Canada, might be needed and completed during that period.

The Company does not expect any changes or more hiring of employees since the contracts are given to consultants and sub-contractors specialists in specific fields of expertise for the exploration works.

(b)

Management's discussion and analysis of financial condition and results of operations

Year ended December 31, 2001

This management analysis of the financial position and operating results should be read in light of the Company’s financial statements and the notes thereto in Part F/S, which are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 13 to the Financial Statements presents a reconciliation to United States Generally Accepted Accounting Principles (“U.S GAAP”).

In July and October, 2001, Strateco acquired by staking a total of 320 claims representing 17,006 hectares in the Otish Mountains area of Quebec, Canada (the “Cardinal property”).The Cardinal property was acquired for its diamond potential..

In May 2001, the Company signed a letter of agreement with Cambior Inc granting Strateco an option to acquire a 50% interest in the North block of the Dufault property. Known for its base metal potential, the North block contains the Cyprus, Pinkos, Airain, Lac Savard and Marillac projects, totaling 99 claims in the Rouyn and Dufresnoy Townships in the Quebec’s Rouyn-Noranda region.

Strateco may acquire its 50% interest in the Dufault property by funding $750,000 in exploration work over four years, including $100,000 the first year, and by issuing 225,000 common shares of Strateco, including 150,000 shares on exercise of the option. The transaction closed on September 19, 2001.

In June 2001, Strateco signed a letter agreement with Systèmes Géostat International Inc. (Géostat), a private consulting firm in mining industry, on the Santa Anna property near La Sarre, Quebec, Canada. The letter  agreement provides for Strateco to grant Géostat an option to acquire Strateco’s interest in the Santa Anna property. The letter agreement relates to the 47 mining claims in which Strateco holds an option to acquire a 90% interest and the 13 mining claims in which Strateco holds a 100% interest.

Géostat has also undertaken to assume Strateco’s obligations on the Santa Anna  property. The primary obligations on the 47 claims are an annual payment of $20,000 with a balance due of $255,000, as well as a 3.0% net smelter royalty from commercial production. On the remaining 13 claims, the main obligation is a 1.5% Net Smelter Returns ("NSR") from commercial production. Strateco must issue 25,000 shares to the property owner in October 2002 to retain its rights to the royalty.

Géostat will pay Strateco a royalty of $1.00 to $2.00 per tonne of mineral milled, depending on the gold price. The royalty includes mineral mined for the bulk sample.

Following the signature of this letter agreement, Strateco wrote-off all costs related to the Santa Anna mining property and representing the Company’s investment in this property for the total amount of $344,000.

As well as its activities renewing its mining property portfolio, management was very active on the financing side of its operation. In September 2001, Diversification of Exploration Investment Partnership (SIDEX Limited Partnership) (SIDEX) made a private placement of $150,000 in the Company.

Pursuant to the letter of intent signed September 12, 2001, SIDEX subscribed to 937,500 shares of Strateco’s capital stock at a price of $0.16 per share for a total consideration of $150,000. Each share has a half-warrant attached to it; one warrant entitles its holder to purchase one common share at a price of $0.185 per share for a six-month period and at a price of $0.21 per share for an 18-month period after closing. The transaction closed on November 5, 2001.

In September 2001, the Company received confirmation that it had been granted a maximum subsidy of $236,280 from the Quebec’s Department of Natural Resources pursuant to the Programme de soutien aux sociétés juniors d’exploration (Junior Exploration Company Assistance Program). This subsidy will finance 80% of Phase I of work on the Dufault property.

In November 2001, Strateco received from the Quebec Securities Commission the final approval and authorization ("final visa for the prospectus dated November 16, 2001") to offer to the public for sale flow-through common shares giving Canadian fiscal rebates, common shares and purchase warrants. The final visa for the prospectus dated November 16, 2001 permitted a public offering in Quebec, Canada, of up to $1,250,000 including $800,000 in flow-through shares. The flow-through offering was completed (maximum offering) on December 21, 2001 with a total of $1,080,000 subscribed for at that date. From January 29 to June 27 2002, the Company received an additional sum of $155,000 bringing the total public financing to $1,235,000.

Thus, in recent months, management has succeeded in negotiating and obtaining over $1,570,000 in financing for its operations.

On October 1, 2001, the Company’s shares were transferred from the Bourse de Montréal to the CDNX.

EARNINGS

Interest revenue for the year ended December 31, 2001 totaled $16,000 compared to $11,000 at December 31, 2000. General and administrative expenses totaled $399,000 in 2001compared to $197,000 in 2000.

In accordance with its accounting policy, the Company periodically re-evaluates the accounting value of its mining assets. For the year ended December 31, 2001, following the signature of the letter of agreement with Géostat, the Company decided to write-off all the costs related to the Santa Anna mining property for a total amount of $344,000.

For the year ended December 31, 2001, the net loss was $727,000 ($0.06 per share) compared to a loss of $186,000 ($0.02 per share) in 2000. The loss per share was based on a weighted average of 11,732,609 common shares outstanding at December 31, 2001 compared to 10,390,047 common shares outstanding at December 31, 2000.

CASH FLOW

For the year ended December 31, 2001, cash flows from financing activities totaled $1,079,000 compared to $998,000 in 2000. In order to meet its financing obligations, the Company issued 6,687,500 common shares in 2001. SIDEX received 937,500 common shares for an amount of $150,000 and pursuant to flow-through and other financing, the Company issued 5,750,000 common shares for a cash amount of $975,000 net of shares issuance costs of $105,000. Common shares issue costs also required disbursements of $46,000 in cash for legal counsels and accountant fees, fees for inscription of shares on TSX Venture Exchange, printing and flow-through shares registration with the taxation authorities

During the year ended December 31, 2001, cash used for investing activities totaled $176,000 compared to $210,000 in 2000. These amounts were used for exploration work on mining properties. In January 2001, exploration works of $66,000 were conducted on the Montbray property. The acquisition of the Dufault property required exploration work of $112,000 net a subsidy of $28,000, while preliminary exploration work on the Cardinal property required an amount of $33,000.

Cash and cash equivalents amounted to $1,158,000 at December 31, 2001 compared to $597,000 in 2000.

BALANCE SHEET

At December 31, 2001, the Company’s total assets amounted to $1,709,000 compared to $1,235,000 in 2000. Working capital stood at $1,036,000 at December 31, 2001 compared to $568,000 in 2000, demonstrating the Company’s strong financial position.

At December 31, 2001, mining properties decreased by $321,000 from $414,000 in 2000 to $94,000 in 2001 as a result of the write-off of costs related to the Santa Anna property. Nevertheless, the Company issued 50,000 common shares for an amount of $6,500 to maintain its mining assets.

During the 2001 year, Strateco issued 6,737,500 common shares bringing the total number of issued and outstanding common shares to 18,252,985 at December 31, 2001. Shareholders’ equity amounted to $1,523,000 at December 31, 2001 compared to $1,166,000 at December 31, 2000.

OUTLOOK

In the first semester of the year 2002, from January 1 to June 30, 2002,  three additional closings took place concerning the financing of the Company by public offering in Quebec, Canada, dated November 16, 2001 described in details at PART II-ITEM 4 (c) Public offering.. Investors bought 155 B units for a total of $155,000. For each B unit the subscriber in this public offering received 6,250 common shares at $0.16 per share and additional 6,250 warrants. Each warrant entitles its holder to purchase one common share at $0.21 per share on or before May 16, 2003, for a total of 968,750 common shares and 968,750 warrants.

In the first semester of the year 2002, from January 1 to June 30, 2002, as part of the agent’s agreement with CTI Capital Inc., acting as agent for the public offering dated November 16, 2001, the Company paid $10,100 and  issued 48,437 broker’s warrants as the broker’s fee. Each warrant entitles its holder to purchase one common share at $0.16 per share until December 14, 2002 and at $0.18 per common share from December 15, 2002 until December 14, 2003.

Year ended December 31, 2000

Strateco, a new mining exploration company, was incorporated on April 13, 2000. Altavista Mines Inc. (Altavista) distributed shares of Strateco to its shareholders of record on May 9, 2000 by way of dividend on September 21, 2000. Furthermore, the shareholders of Altavista approved the transfer of mining assets to the Company and a subscription to the Company’s shares in the amount of $400,000. The opening balance sheet as at July 14, 2000 therefore indicated cash of $400,000, mining properties of $348,000 and capital stock of $748,000. Strateco shares were listed for trading on the Bourse de Montréal on November 7, 2000. The ticker symbol is RSC.

The transaction whereby Strateco Resources Inc. was created as a wholly-owned subsidiary of Altavista Mines Inc. was accounted for at book value as the transfer of assets from a parent to its wholly-owned subsidiary is a transaction for which assets and liabilities are transferred at carrying amount in accordance with Canadian GAAP section 3840.33 and SIN 39 of APB16.

Because this transaction is indeed a related party transaction, there is no reason to consider it to be accounted for as a reverse acquisition.

Note 1 of the financial statements has been modified to clarify the relevant portion of larger transaction which resulted in the creation of Strateco Resources Inc.

The mining assets transferred to Strateco are: Quénonisca, Kanasuta, Montbray, Santa Anna and Lost Bay. In 2000, the Company maintained its interests in the Santa Anna property by making cash payments of $60,000 and issuing 25,000 common shares to Dominique Godbout, the Grantor of the option. Under the terms of the agreement to option 90% of the Santa Anna property, at December 31, 2000 the remaining consideration was $225,000 in option payments payable in annual increments of $20,000, and the issuance of 50,000 common shares in annual increments of 25,000 shares.

In order to carry out exploration on its properties, the Company completed a $600,000 private placement in October 2000.

EARNINGS

For the period ended December 31, 2000, interest revenue amounted to $11,000. During the year 2000, administrative expenses related to current operations totaled $197,000.

For the year ended December 31, 2000, the net loss was $186,000 or $0.02 per share, based on a weighted average of 10,390,047 common shares outstanding.

CASH FLOWS

During the period ended December 31, 2000, cash flows used in investing activities amounted to $210,000. Of this amount, $60,000 was applied to annual payments on the Santa Anna property and $150,000 was spent on exploration, mainly on the Montbray, Quénonisca and Kanasuta properties. As at December 31, 2000, cash and cash equivalents amounted to $597,000.

Cash requirements for the period were met by the issuance of 2,000,000 common shares for $600,000. The transaction with Altavista generated an additional $400,000 by the issuance of 5,063,290 common shares.

BALANCE SHEET

During 2000, Strateco issued 2,000,000 common shares in consideration of $600,000 pursuant to a private placement and 25,000 common shares to maintain its interest in the Santa Anna property. These issuances bring the total number of common shares outstanding to 11,515,485, representing $1,352,000.

At December 31, 2000 , the Company had total assets of $1,235,000 and working capital stood at $568,000.

Pursuant to the private placement, the Company issued 2,000,000 share purchase warrants in 2000. Each warrant entitles its holder to subscribe one common share of the Company at a price of $0.40 per share on or before March 31, 2002.  On March 29, 2002, this expiration date has been extended with regulatory approval to October 15, 2002.  This could generate up to $800,000.

ITEM 3:

DESCRIPTION OF PROPERTY

 (a)

Mining properties

The Company owns four mining properties and has interests in or options on three mining properties in Quebec, Canada. These seven properties total 628 claims for a total area of 26,474 hectares.  The costs for maintaining rights to claims with the Quebec Department of Natural Resources which are located north of the 52nd parallel are $100.00 per claim every two years and of $44.00 per claim every two years for those claims located south of the 52nd  parallel. The properties location map is presented on the following page.

CARDINAL PROPERTY

The Cardinal property lies in the Otish Mountains basin, in the territory of James Bay between the head of the Eastmain river and Lake Mistassini, about 300 kilometers northeast of Chibougamau, Quebec, Canada. It straddles the 52nd parallel.

Wholly-owned by Strateco and royalty-free, this property was map-staked in the summer of 2001 and consists of 320 mining claims covering a total area of 17,006 hectares. These claims were acquired at the cost of  $11,000 and maintained at the cost of $100 per claim for a period of two years.

The Cardinal property is currently accessible only by floatplane or helicopter. The Eastmain mine winter road runs a dozen miles to the east of the property. Each contractor provides its energy generator to provide power necessary for exploration works. At the exploration stage, the Company doesn’t need to get other source of power than the one provided for by the contractor.

The property was acquired for its diamond potential. Very little diamond exploration work had been done in this area until very recently.

In mid-September 2001, Strateco began sampling the till in the northern part of the property. This survey could not be completed due to the presence of a thick  crust that prevents adequate sampling.

#

STRATECO RESOURCES INC.

8

Meanwhile, intensive work had begun on the property in mid-March 2002 consisting of two surveys conducted simultaneously, namely an airborne magnetic survey and systematic detailed till sampling.

Fugro Sial conducted the 1,960 line-kilometer airborne survey on lines spaced at 100 meters. The till survey consisted of systematic sampling on a 1 km2 grid for a total of about 120 samples. The sampling work was done by IOS Services Géoscientifiques Inc.. The collection of samples in winter resulted in substantially lower costs. Several magnetometric anomalies were identified following the interpretation of the airborne survey.( Levé aéromagnétique à haute résolution. Région des Monts Otish ; blocs A et B. Rapport d’interprétation par Fugro Airborne Surveys Inc. : Camille St-Hilaire : Mai 2002. High resolution aeromagnetic survey, Otish Mountains area ; Interpretation Report by Fugro Sial Airborne Surveys, May 2002).

The results of this work should generate drill targets. Strateco intends to further explore the Cardinal property in the summer of 2002; essentially detailed sampling.

This property has no known reserves and the proposed program is exploratory in nature. At this moment, the Company has recently finalized an exploration campaign and is in the process of evaluating the next stage of exploration.

DUFAULT PROPERTY

The Dufault property is located less than five kilometers from the town of Rouyn-Noranda in Dufresnoy and Rouyn Townships in Quebec, Canada.

The property is easily accessible by Route 101 north linking the town of Rouyn-Noranda to Dalambert. Numerous secondary paved and gravel roads provide easy access to the various sectors of the property. Each contractor provides its energy generator to provide power necessary for exploration works. At the exploration stage, the Company doesn’t need to get other source of power than the one provided for by the contractor.

The North block of the Dufault property (the Dufault property) consists of 99 mining titles covering a total area of 3,018 hectares. The property comprises the Pinkos, Cyprus, Lac Savard, Marillac and Airain projects and a small portion of the South Dufault project (40 hectares).

On September 19, 2001, the Company entered into an agreement with Cambior Inc. whereby Cambior Inc. grants to the Company the exclusive and irrevocable option (the “Option”) to earn a 50% participating interest, in the Dufault property (i) by incurring expenditures in an amount totaling $750,000 on or for the benefit of the property during a period of up to four (4) years commencing as of the effective date (the “Option Period”), and (ii) by issuing to Cambior Inc. a total of 225,000 fully paid and non-assessable common shares of the Company (the “Shares”) during the option period, as set forth hereinafter.  The deemed price per Share is the closing price of one Share on the TSX Venture Exchange on the day preceding the issuance by the Company.  The expenditures shall be incurred and the issuance of Shares shall be made, as follows:

Cumulative Minimum Expenditures	Number of Shares to be issued

Upon the execution of the Agreement (“Effective Date”)		25,000
On or before the first anniversary of the Effective Date	$ 100,000	50,000
On or before the second anniversary of the Effective Date	$ 250,000	0
On or before the third anniversary of the Effective Date	$ 500,000	0
On or before the fourth anniversary of the Effective Date	$ 750,000	150,000
Total	$ 750,000	225,000

Pursuant to the agreement, the expenditures shall include any amount received by the Company for those expenditures paid for by the Company under the terms of government grants and incurred in respect of the Property.

The Company is the operator for the duration of the option period. A copy of this agreement can be consulted in Part III- Volume 1 of Exhibits.

The Dufault property was optioned for its position in the eastern part of the Rouyn-Noranda mining camp. The property has seen very little exploration below 100 meters and has  potential for the discovery of a volcanic-type massive-sulfide deposit. (Propriété Dufault (Bloc Nord) Rapport de qualification préparé par Marie-France Caillé, octobre 2001. Qualification report on the Dufault property – North block -  prepared by Marie-France Caillé, October 2001).

The Company carried out its first exploration program on the Dufault property between early September 2001 and late March 2002. Financed in large part by a $236,280 subsidy from Quebec’s Department of Natural Resources, this program has three aspects: a geochemical sampling for lithological classification on the Airain project, geophysics coverage using a high-penetration method and a drilling program on the Pinkos, Lac Savard, Cyprus and Marillac projects. The work breaks down as follows: collection of 62 samples including 58 for whole rock and trace element analysis, 179 km of linecutting, 58 km of Deep EM, 82 km of high-strength IP and 3,171 meters of drilling in 10 holes.

On the Airain project, as series of 62 samples were taken including 58 for geochemical  analysis in order to increase the relatively limited coverage. Assay results showed that the rhyolitic flows were relatively less abundant than expected based on the old mapping work. It also appears that, overall, the Airain project units are relatively unaltered. (Propriété Dufault (Bloc Nord) – Rapport sur le levé lithogéochimique, projet Airain – Marie-France Caillé, janvier 2002. Dufault property – North block - Report on the lithogeochemical survey – Airain project – Marie-France Caillé, January 2002).

The Deep EM survey conducted on the Pinkos and Cyprus projects in the fall of 2001 revealed three weak-to-moderate conductors on the Pinkos North and Pinkos South grids. In early December 2001, Strateco began drilling to test the three conductors at a vertical depth of about 200 meters. The three holes, holes PN-01-03, PN-01-04 and PN-01-05 totaled 1,159 meters. A Pulse EM survey was conducted in each hole. (Rapport sommaire sur des travaux géophysiques au sol : Levés Pulse E.M. en surface ("Deepem") – Projets Pinkos et Cyprus – Gérard Lambert, octobre 2001. Summary report on ground geophysics : Deepem survey – Pinkos and Cyprus projects – Gérard Lambert ; October 2001).

No mineralization or anomalous grades were encountered in hole PN-01-03. Hole PN-01-04 cut several intervals ranging in width from centimeters to decimeters mineralized in pyrite (up to 3%), but returned no anomalous grades. In hole PN-01-05, the only mineralization of interest was 2.1 g/t Ag and 2.9 g/t Zn over 60 cm at a depth of 49 meters. The Pulse EM surveys done in each hole did not detect zones of sufficient conductivity. (Rapport sur le programme de forage – Projet Pinkos – Marie-France Caillé, janvier 2002. Report on the diamond drilling program – Pinkos project – Marie-France Caillé, January 2002).

As anomalies are primarily the result of shearing: a deformation resulting from stresses that cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact, a decision was taken to increase the geophysical coverage of the property using a more discriminating method in order to pursue the deep exploration strategy. Consequently, an 82-kilometre high-strength induced polarization survey was conducted in January and February 2002 on the Pinkos and Cyprus projects, and a 1.2-kilometre, detailed, high-strength survey was carried out on the Marillac project. (Rapport sommaire sur des travaux géophysiques au sol : Levés de polarisation provoquée à haute puissance – Projets Pinkos, Cyprus et Marillac – Gérard Lambert, mars 2002.  Summary report on ground geophysics ; high resolution induced polarization : Pinkos, Cyprus and Marillac projects - Gérard Lambert, March 2002).

The survey on the Pinkos and Cyprus grid revealed three anomalous IP corridors. These are interpreted as being caused by the presence of small quantities of metallic sulfides, likely pyrite, less than 100 meters from surface, or magnetic units. Two holes (CP-02-07 and CP-02-08) were drilled, but no values were obtained. (Programme de forage – Projets Lac Savard, Cyprus et Marillac – Marie-France Caillé, avril 2002. Report on the diamond drilling program - Lac Savard, Cyprus and Marillac projects – Marie-France Caillé, April 2002).

On the Lac Savard project, a 1,203-metre drilling program was completed in four holes (LS-02-03, LS-02-04, LS-02-05 and LS-02-06). The purpose of the program was to test four IP anomalies identified during a previous survey conducted by Cambior in 1999.

Overall, the anomalies were explained by variable concentrations of graphite and pyrite. However, hole LS-02-04 intersected several intervals mineralized in copper and zinc: from 234 m to 235 m: 0.89 g/t Cu; at 249 m: 5.3 g/t Zn and 1.5 g/t Cu over 0.35 m; at 257 m: 2.7 g/t10 ppm Zn over 1.25 m. (Programme de forage – Projets Lac Savard, Cyprus et Marillac – Marie-France Caillé, avril 2002. Report on the diamond drilling program - Lac Savard, Cyprus and Marillac projects – Marie-France Caillé, April 2002).

The last hole of the program was drilled on the Marillac project. Hole MR-02-01, 249 meters deep, was drilled to test an IP anomaly. No results were obtained. (Programme de forage – Projets Lac Savard, Cyprus et Marillac – Marie-France Caillé, avril 2002. Report on the diamond drilling program - Lac Savard, Cyprus and Marillac projects – Marie-France Caillé, April 2002).

The work done to date has generated improved understanding of the property geology. However, better understanding of the structure and stratigraphy are required to properly orient the next phases of exploration. This property has no known reserves and the proposed program is exploratory in nature. At this moment, the Company has recently finalized an exploration campaign and is in the process of evaluating the next stage of exploration for this property.

MINING PROPERTIES ACQUIRED FROM ALTAVISTA MINES INC.

Note: The five properties hereafter described, Santa Anna, Quénonisca, Montbray, Lost Bay and Kanasuta  have been transferred from Altavista Mines Inc. (Altavista) to the Company by agreement dated May 16, 2000 and approved by Altavista’s shareholders on June 19, 2000 so references to exploration work done on these properties by Altavista should be understood as accomplished prior to May 16, 2000. A copy of this agreement of acquisition in its original version in French and  English summary of this agreement can be consulted in Part III- Volume 1 of Exhibits, at  pages 63 and 73 respectively. These five properties were acquired together from Altavista Mines Inc. with a net accounting value of   $348,000.

SANTA ANNA PROPERTY

The Santa Anna gold property consists of 60 contiguous claims covering a total area of 2,400 hectares in the centre of La Reine Township, some 15 kilometers west of La Sarre in northwestern Quebec. The property is easily accessible from Rouyn-Noranda. This property had a power source nearby.

Strateco holds a 100% interest in the 13 mining claims covering 520 hectares, and an option on a 90% interest in 47 claims covering 1,880 hectares under the terms of an option agreement transferred to the Company on April 24, 2000.

The option agreement provides for a 3% NSR payable to Dominique Godbout or his heirs in the event of commercial production from any or all of the 47 mining claims. The Company will only earn its 90% interest once all the proscribed amounts have been paid, failing which the Company could lose its investment. The primary obligation on the 13 mining claims is a 1.5% NSR from future commercial production payable to Mr. Dominique Godbout.

In June 2001, the Company signed a letter of agreement with Systèmes Géostat International inc. (Géostat) on the Santa Anna gold property. The agreement gives Géostat the option to acquire the Company’s interest in the entire property. Géostat has undertaken to assume the Company’s obligations under the option agreement. Géostat will pay the Company a royalty of between $1.00 and $2.00 for each tonne of mineral milled, depending on the gold price. In order to maintain its royalty, the Company must issue 25,000 shares to Dominique Godbout in October 2002.

A copy of this letter of intent and convention for option in its original version in French and English summary of this agreement can be consulted in Part III- Volume 1 of Exhibits.

This property has no known reserves and the program of Géostat on the Property was exploratory in nature.

QUÉNONISCA PROPERTY

The Quénonisca property consists of 78 claims for a total area of 1,245 hectares. It lies 180 kilometers northwest of Chibougamau in northern Quebec, Canada.  On February 26, 1996, Altavista obtained an exclusive, irrevocable option from SOQUEM to acquire a 50% interest in the property in consideration for the funding of exploration  to be carried out on the property under the supervision of SOQUEM for a total cumulative amount of $75,000, and a commitment by Altavista to subsequently finance a minimum of $127,500 in exploration work by February 28, 1997.

In 1997, stripping and drilling were carried out on the property. The hole 97.05 returned values of 1.08% Zn, 0.44% Pb and 7.5 g/t Ag over 3.8 meters, including 2% Zn, 7.0 g/t Ag and 0.5% Pb over 0.9 meters. Rapport sur les travaux d’exploration réalisés sur la propriété Quénonisca pendant l’année 1997 - Dominique Quirion, février 1998. (Report on exploration work completed on the Quénonisca property in 1997 – Dominique Quirion, February 1997).  In 1998, three sulfide occurrences in stockworks were discovered on the Montagnes-Nord grid by SOQUEM. These were the Perséïdes (2.05% Cu), St-Georges (2.21% Pb and 0.46% Zn) and Renversé (1.75 g/t Au, 4.26% Pb and 0.83% Zn) showings.  Travaux d’exploration 1998 réalisés sur la propriété Quénonisca (1187) – Dominique Quirion, SOQUEM, Décembre 1998. (Exploration work 1998 completed on the Quénonisca property (1187) – Dominique Quirion, SOQUEM, December 1998).

In 1999, SOQUEM carried out a linear 19.6-kilometre magnetometer and Max-Min survey on the Montagnes-Nord grid. Various  conductors were detected by this survey. Levés de magnétométrie et d’EMH-MaxMin I-10, Grille Quénonisca (1187) – Région du Lac Rocher, Geosig inc., septembre 1999. (Magnetometric and EMH – MaxMin 1-10 surveys. Quénonisca grid (1187), Lac Rocher area; Geosig, September 1999).

In the fall of 2000, SOQUEM conducted a 1,050-metre, eight-hole drilling program in order to test some of the conductors detected in 1999. Numerous sections of mineralized cherts ranging in width from 6 to 21 meters and containing over 0.5% base metals (Zn-Pb) were intersected. Several lenses of pyrrhotite-rich massive sulfides were identified, with Hole 00-10 returning the following values: 1.65% Zn, 2.69% Pb and 37.6g/t Ag over 1.35 meters. Strateco contributed 50% of the total $201,173 program cost for 2000. These findings are described in a report prepared by  Mr. Dominique Quirion of  SOQUEM dated February 9, 2001. (Rapport sur les travaux de forages réalisés sur la propriété Quénonisca, Baie James”, Automne 2000. Report on the exploration drilling works performed on the Quénonisca Property, James Bay, Fall 2000).

No significant work was carried out on the Quénonisca property in 2001. This property has no known reserves and in the fall of 2001, 155 non-important claims were abandoned. The Company intends to conduct a program of exploration on that property in 2002-2003.

MONTBRAY PROPERTY

The Montbray property consists of 28 claims in central Montbray Township covering an area of 1,120 hectares some 30 kilometers west of Rouyn-Noranda in Quebec, Canada. Seven of these claims were acquired on March 31, 1995 from Guy Hébert and Jean-Pierre Lachance in consideration of 750,000 shares, and five claims were staked in August 1995. An additional sixteen claims were then staked, nine in April and seven in June 1996. The Company wholly owns the Montbray property. The property is accessed by trails off a gravel road that connects to the paved road linking Rouyn and La Sarre. Each contractor provides its energy generator to provide power necessary for exploration works. At the exploration stage, the Company doesn’t need to get other source of power than the one provided for by the contractor.

In 1996, Altavista conducted detailed geological mapping and stripping, leading to the discovery of two networks of gold veins, the Tarsac and St-Martin showings, and confirming the existence of a third network, the Montbray showing. Channel sampling on the Montbray showing returned values of 17.53 g/t Au over 0.75 meters and 4.51 g/t Au over 2.50 meters. Nine holes drilled shortly thereafter confirmed the extension of the Montbray showing at depth and laterally, as well as the extension of the Tarsac showing at depth and to the north. Values of 7.67 g/t Au over 2.35 meters and 2.96 g/t Au over 2.18 meters were respectively obtained form holes MB96-01 and MB96-02 (Évaluation du potentiel économique, propriété Montbray – Carl Larouche, janvier 1997. Evaluation of economic potential – Montbray property – Carl Larouche, January 1997).

During the fall of 2000, Strateco carried out an induced polarization survey followed by a 683-metre, four-hole drilling program . Hole MB-01-12 returned the following result: 1.38 g/t Au over 1.55 meters, associated with a fault zone. (Programme d’exploration minière, propriété Montbray – Jean Lacasse, août 2000. Exploration program, Montbray property – Jean Lacasse, August 2000).

In January 2001, Strateco followed-up with a 683-metre, four hole drilling program..  Hole MB-01-12: intersected 1.38g/t Au over 1.55 meters. The total cost of the programs conducted during the fall 2000 and in January 2001 was $83,400, assumed entirely by Strateco. ( Rapport de la campagne de forage, Propriété Montbray, hiver 2001 - Marie-France Caillé, février 2001. Report on drilling campaign, Montbray property, Winter 2001, Marie-France Caillé, February 2001).

This property has no known reserves and the program for this property is exploratory in nature.

LOST BAY PROPERTY

The Lost Bay property consists of 26 contiguous claims covering an area of 1,040 hectares and is located about 30 kilometers northwest of Rouyn-Noranda in northwestern Quebec, Canada in the centre of Montbray Township. Altavista acquired the Lost Bay property from Euclyde Duquette and Édouard Poirier on February 14, 1996 in consideration of $35,000 cash, the issuance of 60,000 common shares of Altavista, and a 1% NSR on mineral production from the property, redeemable at any time by Altavista for $500,000.

Each contractor provides its energy generator to provide power necessary for exploration works. At the exploration stage, the Company doesn’t need to get other source of power than the one provided for by the contractor.

No major exploration work has been conducted on the property since 1996. Work completed on the Lost Bay property in 1996 consisted mostly of 1:5,000-scale geological mapping and prospecting of the entire area.  More-detailed mapping work was completed on the major showings, namely the Montserrat, Colnet, Poirier, and Lorie. Some 160 meters of drilling was completed on the northern edge of the property.

This property has no known reserves and the Company intends to carry out a program exploratory in nature for that property in 2002-2003.

KANASUTA PROPERTY

The Kanasuta property consists of 17 contiguous claims in Montbray Township totaling 645 hectares, located about 35 kilometers northwest of Rouyn-Noranda in northwestern Quebec. Altavista acquired the property by staking in the summer of 1998 based on the results of an exploration program.  Strateco owns 100% of the property.  Each contractor provides its energy generator to provide power necessary for exploration works. At the exploration stage, the Company doesn’t need to get other source of power than the one provided for by the contractor.

In 1998, Altavista carried out line cutting, magnetic surveys and induced polarization surveys on almost the entire property. These surveys resulted in the identification of a linear grouping of IP anomalies in the southern part of the property, interpreted as being caused by the likely presence of metallic sulfides (pyrite, etc.) in the underlying near-surface rocks. ( Propriété Kanasuta, rapport sommaire sur des travaux géophysiques au sol : levés magnétiques et de polarisation provoquée – Gérard Lambert, décembre 1998. Kanasuta property, Summary report ground geophysics magnetometric and induced polarization surveys – Gérard Lambert, December 1998).

In the fall of 2000, Strateco carried out a 30 km definition induced polarization survey aimed at “tightening” the 1998 IP survey grid, followed by geological mapping and prospecting with a Beep-Mat instrument. No discoveries were made. (Propriété Kanasuta, rapport sommaire sur des travaux géophysiques au sol : levés de polarisation provoquée – Gérard Lambert, octobre 2000. Kanasuta property, Summary report on ground geophysics : induced polarization survey – Gérard Lambert, October 2000).

The Company did not carry out any work on the Kanasuta property in 2001. The Company intends to carry out a  program of exploration  for that property in 2002-2003. This property has no known reserves.

(b)

Investment policies:

For the moment, the Company has no policies regarding the types of investments described in SEC Reg. SB 102 (b)  because its business concerns mainly the exploration of mining properties with the objective to achieve commercial exploitation.

(c)

Description of real estate and operating data:

The Company has no property the book value of which amounts to ten percent or more of its totals assets.

ITEM 4:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)

Security ownership of certain beneficial owners

The Company is a publicly-traded Canadian corporation, the shares of which are owned by Canadian residents and U.S. residents.  Strateco is not owned or controlled, directly or indirectly by any foreign government or any other companies. Ownership is based on information furnished to the Company by its Transfer Agent, Computershare Company of Canada. The Company knows of only one person owning more than 5% of any class of the small business issuer’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percentage of class

Common shares	Guy Hebert, 595 Marie-Victorin Boucherville, Quebec, Canada J4B 1X4 President, CEO & Director 2000	1,186,500 shares 500,000 stock options with right to exercise within 60 days (1).	6.10% 2.60%

(1)

300,000 of these stock options were attributed on Nov. 8, 2000 with expirey date of Nov. 7, 2005 at $0,20 per share and  200,000 were attributed on Sept.26, 2001 with expiry date of Sept. 25, 2005 at the price of $0,15 per share.

(b)

Security ownership of management

The following table sets forth the names and addresses of each of the directors and officers of the Company, their principal occupations and their respective date of commencement of their term with the Company.  All directors and officers hold office until the next Annual General Meeting of Shareholders of the Company or until a successor is appointed.

Name and Position with the Company	Principal Occupation	Number of Common Shares of the Company Beneficially Owned or Directly/Indirectly Controlled (1) (4) (5)	Percentage of Issued Share Capital (5)	Number of stock options exercisable within 60 days (5)

GUY HEBERT, 595 Marie-Victorin Boucherville, Quebec Canada, J4B 1X4 President & Director 2000	President, BBH Geo-Management Inc.	Direct: 1,186,500 (2)	6.10%	500,000

JEAN-PIERRE LACHANCE, 272, FairfieldGreenfield Park, Quebec, Canada J4V 1Z9 Executive Vice President & Direcetor 2000	Executive Vice President, Strateco Resources Inc.	Direct: 113,000 (3)	0.50%	600,000

CLAUDE HUBERT, (6) 29 De La Rochelle Ste-Julie, Quebec Canada J0L 2S0 Director 2000	Consulting Geologist	Direct: 50,000	0.20%	100,000

JEAN-GUY MASSE, 775 Chemin Markham Montreal, Quebec, Canada H3P 3A6 Director (6) 2000	President, Masvil Capital Inc.	Direct: 8,000	0.00%	100,000

ROBERT DESJARDINS, 236, Notre-Dame, apt. #5 Repentigny, Quebec Canada J6A 2R6 Director 2001	President, Robert G. Desjardins and Associates Inc.	Nil	Nil	50,000 (5)

FRANCINE BELANGER, 260, de Normandie, Boucherville, Quebec, Canada, J4B 8C2 Director 2000 to October 2001 and from June 2002	Consulting Accountant	Direct: 20,228	0.10%	100,000

HENRI LANCTOT, 247, Trenton ave. Montreal, Quebec Canada H3P 1Z8 Corporate Secretary	Associate, Gowling, Lafleur, Henderson, LLP	Direct: 1,000	0.00%	100,000

TOTAL		1,378,728	7.10%	1,550,000

(1)

Provided by each of the directors and officers, as of July 15, 2002.

(2)

137,500 of the 1,186,500 shares held by Mr. Hebert are escrowed.

(3)

50,000 of the 113,000 shares held by Mr. Lachance are escrowed.

(4)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof based upon information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.  The directors do not own any share warrants as of July 15, 2002.

The directors, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 1,378,728 common shares of the Company, representing 7.10% of the total issued and outstanding securities of the Company as of July 15, 2002

(5)

Details of stock options held by the directors and officers are set forth under ”PART I - ITEM 6: EXECUTIVE COMPENSATION 2. Stock options during the last financial year and PART I - ITEM 8: DESCRIPTIONS OF SECURITIES 3. Stock options.

If directors, officers and other members of the management of the Company exercise all the issued and outstanding stock options, they shall hold additional common shares of 1,700,000 representing 8,80% of all the issued common shares. To this date none of these stock options has been exercised. Mr. Robert Desjardins was granted 200,000 stock options on October 30, 2001, 75,000 of these stock options cannot be exercised before August 1, 2002 and another 75,000 before January, 1, 2003.

(6)

Member of the Audit Committee of the Company.

(c)

Changes in control

The Company does not anticipate at this time any changes in control of the Company.

ITEM 5:

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)

Directors and executive officers

The board of directors of Strateco is a multidisciplinary team with recognized practical experience in various fields of activity that enables them to practice good corporate management. The members of the board are:

Guy Hébert – President and Chief executive officer of the Company and director

Jean-Pierre Lachance – Executive Vice President of the Company and director

Claude Hubert – Geological Consultant, director

Jean-Guy Masse – President, Masvil Capital Inc., director

Robert Desjardins – President, Robert G. Desjardins et Associés, director

Francine Bélanger – Accountant Consultant, director

Henri Lanctôt -Secretary

Mr. Guy Hébert, 52 years old, has been President of BBH Géo-Management Inc. since October 1992. He was also President of Lyon Lake Mines Ltd. from 1986 to 2001. From 1985 to 1992, he was President and Chief Executive Officer of Audrey Resources Inc. Mr. Hébert was also a director of Orleans Resources Inc. from 1993 to 1998 and President and Chief Executive Officer of Altavista Mines Inc. from 1995 to 2000.  Mr. Hebert has been a director Chief executive officer and president of the Company since April 13, 2000.

Mr. Jean-Pierre Lachance, 50 years old, is Executive Vice President of the Company. He has been a director of the Company since April 13, 2000.  He was also Vice President of Lyon Lake Mines Ltd. from 1996 to 2001, becoming Executive Vice President in May 1999. He has also been the president of Novontar S.A. since 1996. From 1992 to 1994, he was a freelance consultant, and from 1991 to 1992 he was Technical Director of Corpomin Management Inc. From 1989 to 1991 he was Expert Co-coordinator with Consortium Sidam-Minorex, and prior to that he was Project Manager, Mines and Geology Division with Groupe-Conseil Roche Ltd.

Mr. Claude Hubert, 66 years old, has been a geological consultant since 1997, and was a professor in the geology department at Université de Montréal from 1967 to 1999.  He has been a director of the Company since April 13, 2000.

Mr. Jean-Guy Masse, 60 years old, has been President of Masvil Capital Inc. since 1992. From 1992 to 1998 he was President of Orleans Resources Inc. From 1984 to 1992, he was Executive Vice President of Dundee Capital Inc. and President and Chief Executive Officer of CMP Fund Management Ltd. He is presently Chairman of the Board of Metco Resources Inc. and a director of Mines Cancor Inc. and Minerais Bruneau Inc., companies listed on the TSX Venture Exchange.  He has been a director of the Company since April 13, 2000.

Mr. Robert Desjardins, 57 years old, obtained his degree in accounting sciences in 1967 from École des Hautes Études Commerciales. He was a securities broker from 1968 to 1974, then President of Desjardins, Campeau, Dubord and Associates Inc., management consultants, from 1974 to 1989. Since 1989, Mr. Desjardins has been President of Robert G. Desjardins and Associates Inc., a firm specializing in corporate finance and the development of financial products. Mr. Desjardins is a member of the Corporation des Administrateurs Agréés du Québec.  He has been a director of the Company since October 31, 2001.

Ms. Francine Bélanger, 43 years old, has been the vice president and chief financial officer of Datacom Wireless Corporation from May 2000 to December 2001. Since December 2001, Mrs. Belanger is an Accounting Consultant. She was also the treasurer of BBH Géo-Management Inc. from 1992 to 2000. From 1987 to April 30, 2000, Mrs. Bélanger was the treasurer and director of finance for Lyon Lake Mines Ltd. Prior to 1992, she was treasurer and director of financial services for Audrey Resources Inc. She has been director of the Company from April 13, 2000 to October 30, 2001 and was re-appointed  on June 20, 2002.

Mr. Lanctôt, age 58, is the Corporate Secretary of the Company.  Mr. Lanctôt, LLL, is a member of the Bar of the Province of Quebec, Canada since 1968, is a partner of the law firm of Gowling, Lafleur, Henderson, LLP. Montreal, Canada since 1984.  Mr. Lanctôt has an extensive legal background in corporate, business and resources laws.

The following table gives for each director of the Company, a complete business description for the past five years and identifying the principal business of each entity with whom each was employed when applicable:

Name of Director	Business	Activity of the business	Function	Period From To
				M	Y	M	Y

Guy Hebert	BBH Geo-Management Inc.	Management and services to mining companies	President	01	01	To this day

	Lyon Lake Mines ltd.	Mining Company with subsidiaries	President	04	00	12	00

	BBH Geo-Management Inc.	Management and services to mining companies	President	07	92	04	00

Jean-Pierre Lachance	BBH Geo-Management Inc.	Management and service to mining companies	Vice President	09	00	To this day

	Lyon Lake Mines ltd.	Mining company with subsidiaries	Vice President	05	99	06	00
	BBH Geo-Management Inc.	Management and services to mining companies	Vice President	10	94	04	99

Jean-Guy Masse	Masvil Capital Inc.	Managing company	President	06	92	To this day
	Metco Resources Inc.	Exploration company	President of the Board	06	00	To this day
	Orleans Resources Inc.	Exploration company	President	08	92	11	98

Claude Hebert			Geologist Consultant	01	99	To this day
	University of Montreal	Geology department	Professor	06	71	12	98

Francine Belanger	Corporation Datacom Wireless	High Technology business	Finances Vice President	05	00	12	01
	Lyon Lake Mines ltd.	Public mining company with subsidiaries	Finances Department Director	01	87	05	00
	Altavista Mines Inc.	Mining company	Finances Department Director	07	95	07	00

Robert Desjardins	Robert Desjardins & Associates Inc.	Corporate finance and development of financial products	President	10	89	To this day

Henri Lanctot	Gowling, Lafleur, Henderson, LLP	Legal counsel firm	Associate	07	00	To this day
	Lafleur Brown	Legal counsel firm	Associate	02	84	07	00

(b)

Significant employees

The Company hires consultants, professionals and contractors but has no employees. The most significant and permanent consultants in the pursuit of the Company’s business are Mr. Guy Hébert and Mr. Jean-Pierre Lachance.

(c)

Family relationships

There is no other family relationships among directors, executive officers or persons chosen to become an executive officer or director at the exception of Mr. Claude Hubert, director, who is the uncle of Mr. Guy Hébert, president and director. None of these persons has been involved in legal proceedings described at the following section.

(d)

Legal proceedings

None of the directors and executive officers mentioned above in ITEM 5 has been involved in the following legal proceedings in the last five years

1.

None of the directors and executive officers has been involved in any bankruptcy petition filed by or against any business of which a director or executive officer was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time.

2.

None of the directors or executive officers of the Company has been subject to any conviction in a criminal proceeding or is being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) ;

3

None of the directors or executive officers of the Company has been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

4.

None of the directors or executive officers of the Company has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law and the judgment has not been reversed, suspended, or vacated.

ITEM 6:

EXECUTIVE COMPENSATION

(a)

General

During the financial year ended December 31, 2001, the Company has not paid any form of remuneration to its directors or officers nor any compensation whatsoever other than stock options.

(b)

Stock options granted during the last financial year

During the year ended December 31, 2001, the Company has granted stock options for 750,000 shares to directors, executive officers, consultants and  collaborators pursuant to the Company’s stock options plan.  The following table sets forth stock options granted to Executive Officers in 2001.

Name	Number of Shares Underlying Stock Options Granted	Percent of total options granted to consultants and collaborators in fiscal year	Exercise Price	Expiration Date

Guy Hebert, President and CEO	200,000	133%	$ 0.15	September 25, 2005
Jean-Pierre Lachance, Executive Vice President	300,000	200%	$ 0.15	September 25, 2005

At the date of the grant of options, the share price of the Company on the Canadian Venture Exchange was equal or less than $0.15 per share.  During the financial year ended December 31, 2001, no stock options were exercised.

Please see tables under PART I-ITEM 8-DESCRIPTION OF SECURITIES 3. Stock Options, for figures on total stock options granted to directors, officers and consultants since the Company’s incorporation.

Mr. Guy Hébert, President and Chief Executive Officer has received  the following Executive Compensation from BBH Géo-Management Inc. as a result of work performed or duties related to the Company’s business:

Name and principal position	Year	Salary (Canadian dollars)	Other annual compensation (Canadian dollars) (2)	Securities underlying options/SARs(#)

Guy Hebert, CEO	2001	62,000	3,600	nil
	2000 (1)	25,920	1,800	nil

(1)

The Company was incorporated in April 2000 but the services contract with BBH Géo-Management inc. was effective as of July 13, 2000 only so no executive compensation was paid before that date.

(2)

Mr. Guy Hébert received pursuant to the services contract between the Company and BBH Géo-Management Inc. an allowance for the use of a vehicle in the execution of his functions as Chief Executive Officer of the Company in the amount of $300. per month including Canadian taxes.

Mr. Jean-Pierre Lachance, Executive Vice President, receives an annual salary from BBH Géo-Management Inc. as a result of work performed or duties related to Strateco’s business which does not exceed $100,000. Mr. Henri Lanctôt, Secretary is also Associate of Gowling, Lafleur Henderson, LLP, a legal firm which receives payment for legal services and consultations from BBH Géo-Management Inc. on works and duties related to the Company’s business in an amount that  did not exceed $100,000 for the last fiscal year.

ITEM 7:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)

Related parties transactions

The Company has incurred fees and administrative expenses totaling $244,000 during the financial year ended December 31, 2001 and $89,780 for the year ended December 31, 2000 with BBH Géo-Management Inc., a private company that provides project management and administrative services to the Company under a services contract dated July 13, 2000 of which a copy is provided in its original version in French and a summary in English language in PART III-Volume 1 of Exhibits.. This services contract has been renewed on August 1, 2002 for a period of three years. Guy Hébert, President and director of the Company is also the sole director and Executive Officer of BBH Géo-Management Inc. The payments made to BBH Géo-Management Inc. are equivalent to the payments that would be made by the Company to an unrelated company.

BBH Géo-Management Inc. provides the following services to the Company:

1. Fixed fees of $3,000Cnd per month for the rent of offices and office equipment.

2. Secretarial personnel

3. Management, accounting and legal services

4. Geological consultants

5. Public relations with investors and regulatory or governmental organism.

6. Research of financing.

Mr. Henri Lanctôt, secretary of the Company, is an associate of Gowling Lafleur Henderson LLP which is also the legal counsel of the Company.

(b)

Transactions with Promoters

Mr. Guy Hébert, President and director of the Company can be considered as the promoter of the Company in consideration of his participation and managing of the business of the Company since its incorporation.

Mr. Hébert sold his interests in the Montbray property to the Company in exchange of 275,000 common shares of the Company at the price of $0,07 per share for a value of $19,250CAN. of which 137,500 common shares are in escrow under specific conditions as described in PART I-ITEM 8- DESCRIPTION OF SECURITIES-Escrow securities. Mr. Hébert had acquired this interest in Montbray in 1995.

Mr. Hébert does not receive any salary or compensation for his services as Director and Chief Executive Officer of the Company but is entitled to receive stock options as an incentive. Mr. Hébert has been awarded 500,000 stock options by the Board of Directors of the Company since its incorporation.

(c)

Conflict of interests

The directors and executive officers of the Company can have functions in other public mining companies or still to detain important assets in other public mining companies and to that effect enter into conflicting interests at the time of negotiation or to conclude the mode or scope related to that venture when these other mining companies can participate in the same joint venture.

In that case, at the Board of Directors meeting, that director will abstain himself or herself from voting on that subject matter.  Joint ventures in acquiring and exploring and mining natural resources are frequent in that industry. According to the laws regarding companies in Quebec, Canada, a director of the Company must act honestly, in good faith and in the fundamental interests of the Company.

ITEM 8:

DESCRIPTION OF SECURITIES

(a)

Common shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 19,221,735 Common Shares are issued and outstanding as of July 15, 2002.  The common shares are not subject to any future call or assessment and all have equal voting rights.  There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares.  All registered shareholders are entitled to receive a notice of any general annual meeting to be convened by the Company.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of the management of the Company, at the date hereof, no person exercised control, directly or indirectly, over more than 10% of the Company’s outstanding common shares.

187,500 common shares are escrowed and cannot be transferred, mortgaged, pledged or otherwise disposed of without the consent of the Quebec Securities Commission.

When it was incorporated, the Company issued 9,490,485 common shares in consideration of mining properties with a net accounting value of $348,000 and $400,000 in cash. Please see the tables in Part II, ITEM 4, - RECENT SALES OF UNREGISTERED SECURITIES for other transactions of the Company’s common shares.

At the time of the public offering by prospectus dated November 16, 2001 in Quebec, Canada, the Company issued common shares that gave fiscal rebates in Quebec, Canada to their subscribers who reside in Quebec, Canada, if they purchased these shares at the price fixed in the prospectus before December 31, 2001. These common shares are called "flow-through common shares" and except for the fiscal rebates have the exact same characteristics for the shareholders than the other common shares of the Company. In order for the Company to issue flow-through common shares with special authorizations of the Quebec Securities Commission and the TSX Venture Exchange, the Company must take the engagement to spend the proceeds of the sale of flow-through common shares on exploration works during the following fiscal year as fully discussed at section  DESCRIPTION OF BUSINESS (a) Business development.

On November 19, 2001, Strateco received the final visa for a prospectus offering in Quebec, Canada, from the Quebec Securities Commission and Canadian Venture Exchange (CDNX) of up to $1,250,000 including $800,000 in flow-through shares. The maximum offering was 1,000 A units and 250 B units.  The flow-through offering was completed (maximum offering) on December 21, 2001 with a total of $1,080,000 subscribed for at that date. As of June 27, 2002, the eve of the deadline, 1,000 A units and 235 B units had been subscribed  with a total of $1,235,000 subscribed for at that date.

The financing was realized at a price of $0.20 per flow-through share and $0.16 per common share. Each A units comprises 4,000 flow-through shares at a price of $0.20 per flow-through common share and 1,250 common shares at $0.16 per common share. Each B unit comprises 6,250 common shares at price of $0.16 per share and 6,250 warrants entitling the subscriber to purchase one common share of the Company at price of $0.21 per share at any time up until May 16, 2003.

(b)

Preferred shares

The Company can issue an unlimited number of preferred shares without par value that can be issued in series with rights, privileges, restrictions and conditions to be determined by the board of directors.  The Company has not issued or authorized any preferred shares as of the date of this registration statement

(c)

Stock options

The Company has a stock option plan for officers, directors and consultants.  A total of 2,200,000 common shares have been reserved for options.  The maximum number of options that can be granted to a participant cannot exceed 5% of the issued and outstanding common shares.  The exercise price of the options cannot be lower than the market price on the Bourse de Montréal inc. or Canadian Venture Exchange (CDNX) or TSX Venture Exchange at the time of granting.  The options must expire no later than ten years after the date the options were granted.

The outstanding stock options and the stock options exercisable at December 31, 2001 are shown in the following table:

Options outstanding	Options exercisable

Weighted average strike price	Number	Weighted average lifespan (years)	Weighted average strike price	Number

$ 0.20	948,000	3.1	$ 0.20	948,000
$ 0.15	750,000	3.0	$ 0.15	700,000
$ 0.20	150,000(1)	3.9	$ 0.15	50,000

$ 0.18	1,848,000	3.3	$ 0.17	1,698,000

(1)

75,000 of the 150,000 stock options granted on October 30, 2001 may only be exercised after August 1, 2002. The other 75,000 options may be exercised after January 1, 2003. These options must be exercised by the October 29, 2006 expiry date.

As of July 15, 2002, the following table indicates the dates of grants, the prices of exercise and the expiry dates of stock options  granted to directors, executive officers, collaborators and consultants pursuant to the stock options plan:

Optionee	Dates of grants	Number of shares	Price of exercise	Expiry dates

Guy Hebert Director and President	November 8, 2000 September 26, 2001	300,000 200,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

Francine Belanger Director	November 8, 2000 September 26, 2001	75,000 25,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

Jean-Pierre Lachance Director and Executive Vice President	November 8, 2000 September 26, 2001	300,000 300,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

Henri Lanctot Secretary	November 8, 2000 September 26, 2001	75,000 25,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

Jean-Guy Masse Director	November 8, 2000 September 26, 2001	75,000 25,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

Claude Hubert Director	November 8, 2000 September 26, 2001	75,000 25,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

Robert Desjardins (1)(2) Director	October 30, 2001	50,000 75,000(1) 75,000(2)	$ 0.15 $ 0.20 $ 0.20	November 7, 2005 November 7, 2005 November 7, 2005

Collaborators and consultants	November 8, 2000 September 26, 2001	48,000 100,000	$ 0.20 $ 0.15	November 7, 2005 September 25, 2005

 (1)

These stock options can be exercised starting August 1, 2002.

(2)

These stock options can be exercised starting  January 1, 2003.

Between January 1, 2002 and July 15, 2002, there has been no grant of stock options and as of July 15, 2002, none of the stock options had been exercised.

(d)

Warrants

At December 31, 2001, there were 3,256,250 warrants outstanding (2,000,000 at December 31, 2000). Each warrant entitles its holder to purchase one share of the Company. Strike prices and expiration dates are as follows:

2001	2000

Number	Weighted average strike price	Number	Weighted average strike price

Balance, beginning of period	2,000,000	$ 0.40	-	-
Issued (1)(2)	1,256,250	$ 0.19	2,000,000	$ 0.40
Exercised (3)	-	-	-	-
Expired	-	-	-	-

Balance, end of period	3,256,250	-	2,000,000	-

(1)

During the year ended December 31, 2001, the Company issued 937,500 common shares and 468,750 warrants pursuant to a $150,000 subscription agreement with SIDEX. Each warrant entitles its holder to purchase one common share at a price of $0.185 per share at any time from the time of issue until May 4, 2002, then at a price of $0.21 per share until May 4, 2003.

(2)

As part of a public offering dated November 16, 2001 in Quebec, Canada, the Company issued 5,750,000 common shares and 500,000 warrants on December 31, 2001 for proceeds of $1,080,000. Each warrant entitles the subscriber to purchase one common share of the Company at a price of $0.21 per share at any time until May 16, 2003.

(3)

No warrants of the Company were exercised during the year ended December 31, 2001 and as of July 15, 2002.

The strike prices and expiration  dates for these warrants are as follows:

Strike price	Number	Expiration Date

$ 0.40	2,000,000(4)	March 31, 2002
$ 0.185	468,750(5)	May 4, 2002
$ 0.21		Between May 5, 2002 and May 4, 2003
$ 0.21	500,000	May 16, 2003
$ 0.16	287,500(6)	December 14, 2002
$ 0.18		Between December 15, 2002 and December 14, 2003

3,256,250

(4)

In March 2002, the Company obtained from the regulatory authorities Canadian Venture Exchange (CDNX) and Quebec Securities Commission an extension of the expiration date for the  2,000,000 warrants at a price of $0.40 per share from March 31, 2002 to October 15, 2002. As of July 15, 2002, none of these warrants have been exercised.

(5)

See note (1) of the precedent table.

(6)

Pursuant to the agency agreement with CTI Capital Inc. acting as an agent for the public offering dated November 16, 2001 in Quebec, Canada, the Company issued 287,500 warrants in partial payment of the agent’s fee on December 31, 2001.  Each warrant entitles its holder to purchase one common share at a price of $0.16 per share until December 14, 2002 and at a price of $0.18 per share from December 15, 2002 until December 14, 2003.

From January 1, 2002 through July 15, 2002, no additional stock options have been granted to directors, officers or consultants.

As part of the public offering dated November 16, 2001 in Quebec, Canada, additional closings took place on January 29, May 16 and June 27, 2002 before the deadline of June 28, 2002 and investors bought 155 B units for a total of $155,000 which brought up the total financing to $1,235,000 on a possible 1,250,000. The Company issued 968,750 additional common shares at the price of $0.16 per share and 968,750 additional warrants to purchase a common share at the price of $0.21 per share until May 16, 2003. For these additional closings $10,100 was paid and 48,437 broker’s warrants were issued as broker’s fees upon the same terms and expiration dates than those prior to December 31, 2001 in the precedent table.

(e)

Escrow securities

The Quebec Securities Commission, the Ontario Securities Commission, the British Columbia Securities Commission, and the TSX Venture Exchange have jurisdiction over the Company, and may require Escrow Arrangements under certain circumstances.

An “Escrow Arrangement” is any agreement pursuant to any policy or requirement of Security authorities having jurisdiction in Canada which requires that shares be placed in Escrow ("Escrow Shares").  At the time of acquiring Escrow Shares, the principals must enter into an escrow arrangement in the form of an Escrow Agreement.  The Escrow Share certificates must be registered in the name of the holders of the shares, and deposited with the escrow agent in accordance with the terms of the Escrow Agreement.  Only a trust company may act as an Escrow Agent.

Under an Escrow Agreement dated October 20, 2000 between Strateco Resources Ltd, Mr. Guy Hébert, Mr. Jean-Pierre Lachance and Computershare Company of Canada, as Escrow Agent, 187,500 were deposited in escrow with Computershare Company of Canada.  The Escrow Agreement provided for the release, alienation, transfer or surety lien of the escrowed shares only upon authorization by the Quebec Securities Commission on the following basis: (1) 75,000 of all escrowed shares upon the discovery of a deposit of any kind of mineral confirmed by a feasibility study from an independent geologist or mining engineer, and (2) the balance or 112,500 shares on the start-up of commercial production on a property belonging in part or totally to the Company. A total of 187,500 shares currently remain in escrow and are held as follows:

Name of Shareholder	Number of Escrow Shares
Guy Hébert	137,500
Jean-Pierre Lachance	50,000
TOTAL	187,500

Currently the Escrow Shares of the Company are held in Trust and will be released as provided for in the precedent paragraph.

PART II

ITEM 1:

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)

Market information

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in the U.S. dollars, in effect at the end of each of the periods indicated;  (ii) the average exchange rates in effect on the last day of the end of each such period;  (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Prices based on the period January 1 to December 31 yearly, and quoted in U.S. Dollars.

2002 (Between Jan. 1, 2002 to July 15, 2002)	2001	2000

Rate at end of Period	1.5384	1.5928	1.4995
Average Rate During Period	1.5092	1.4983	1.4853
High Rate	1.6128	1.6034	1.5583
Low Rate	1.5108	1.4935	1.4353

The high and low exchange rates for each month during the previous six months are as follows:

January 2002	February 2002	March 2002	April 2002	May 2002	June 2002

High rate	1.6033	1.5986	1.5899	1.5843	1.5725	1.5523
Low rate	1.5967	1.5931	1.5838	1.5792	1.5260	1.5028

On July 15, 2002 the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $ 1.00 USD=$1.5365CND.

The Company’s securities were traded in Canada as Strateco Resources Inc. (“RSC”) on the Bourse de Montréal Inc. from November 7, 2000 to September 30, 2001, from October 1, 2001 to May 15, 2002 on Canadian Venture Exchange (CDNX) and from May 15, 2002 to this date on TSX Venture Exchange.

The high and low sales prices for each quarter within the last two fiscal years are detailed in PART II-ITEM 4, RECENTS SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES- (a). Prior sales of common shares in Canada.

(b)

Holders

The Company has no holder of debentures as of July 15, 2002.  The Company had approximately 1,061 holders of which 88 are holders of record for the common shares as of July 15, 2002.  C.D.S. & Co. represents several unidentified holders in Canada or in the United States of America.

(c)

Dividends

The Company has not paid any dividends since its incorporation and does not anticipate as of July 15, 2002, the payment of dividends in the foreseeable future. At present, the Company’s policy is to retain earnings, if any, to finance exploration on its properties. The payment of dividends in the future will depend upon, among other factors, of the Company’s earnings, capital requirements and operating financial conditions.

(d)

Equity compensation plan information

The Company doesn’t have any Compensation plan under which equity securities are authorized for issuance.

ITEM 2:

LEGAL PROCEEDINGS

The Company on May 16, 2000 in acquiring the mining properties of Altavista assumed all the obligations and the rights of Altavisa in these mining properties including a pending litigation against Altavista.

On March 10, 1998, Mrs. Lynn Lauzon and Mr. Marc Racicot filed a complaint against Altavista Mines Inc, BBH Géo-Management Inc. and Forages Garant & Frères Inc. alleging that Altavista in doing exploration works on the Santa Anna Property near their property had caused damages in the amount of $49,999 to their drinking water well. Altavista had insurance for such damages and the insurance company arrived to a settlement with the plaintiffs by which a new well was provided and the Plaintiffs filed a discontinuance of their civil suit on April 20, 1998 in the file number 605-17-000028-985 in the judicial district of Abitibi in Quebec, Canada.

On January 29, 1999, the same plaintiffs filed against the same defendants, a civil suit seeking damages in the amount of $155,130 in file number: 605-17-000050-997 in the same judicial district alleging that the new well was defective and did not provide drinkable water. At that time the attorneys of Altavista appeared in the suit but the subsequent legal proceedings have been conducted by the insurance company. Since the transfer of the mining property to Strateco, the Clerk of the Court issued in June 2001, a certificate of readiness for the file and no date has yet been fixed for the audition of the case. In July 2001, Mr. Racicot, one of the Plaintiffs, died and his estate has not yet appeared in the court case.

The Company has not made any provisions in its balance sheets for this claim as it believes this matter will not result in further costs. Furthermore Altavista had subrogated its rights and obligations in this claim to its insurance company and if a judgment awarding money was rendered the insurance company would cover the award to be paid since the damages were caused during exploration works.

Therefore, the Company’s management concluded that the resolution of the claim will not affect significantly the financial situation of the Company nor the results of the Company since all the proceedings are undertaken by the insurance company since 1998 even if the property belongs now to the Company.

The Company is not aware of any other pending or threatened material legal claims or proceedings against the Company. The Company has no other legal proceedings pending in any Courts in Quebec or Canada in which it is a party or has an interest.

ITEM 3:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

KPMG LLP, chartered accountants, from their Montreal office, Quebec, are the Company’s auditors and there has not been any changes in and disagreements with accountants on accounting and financial disclosure.

ITEM 4:

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

(a)

Prior sales of common shares in Canada

Bourse de Montréal Inc.

From November 7, 2000 to September 30th, 2001 the Company’s shares were listed as Strateco Resources Inc. (RSC) at the Bourse de Montréal  (Montreal Exchange).

High	Low	Volume

2000
November 7, 2000 to December 31, 2000	$ 0.40	$ 0.11	1,458,375
2002
First Quarter	$ 0.28	$ 0.11	646,741
Second Quarter	$ 0.25	$ 0.12	446,125
Third Quarter	$ 0.18	$ 0.10	216,750

Canadian Venture Exchange (CDNX) now called TSX Venture Exchange

The Company’s shares are listed on the Canadian Venture Exchange (CDNX), from October 1, 2001 to May 15, 2002 as Strateco Resources inc. (RSC).Since May 1, 2002 Canadian Venture Exchange (CDNX) is called TSX Venture Exchange.

High	Low	Volume

2000
Fourth Quarter	$ 0.35	$ 0.11	1,317,805
2002
First Quarter	$ 0.30	$ 0.11	1,724,608
Second Quarter	$ 0.14	$ 0.29	2,494,500
July 1, 2002 to July 15, 2002	$ 0.16	$ 0.21	75,200

On July  15, 2002, the closing bid price of the Common Shares on the TSX Venture Exchange was $0.17 per share. At July 15, 2002, 804,725 Common Shares were held by 16 registered holders in the United States, representing an aggregate of 4.94 % of the Company’s total issued and outstanding Common Shares.  The Company is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States for the Common Shares.

Price Fluctuations, Share Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies.  The Company’s shares traded between $0.11 and $0.40 during 2000 and between $0.10 and $0.35 during 2001.  The Company’s shares traded between $0.12 and $0.30 during the first quarter of 2002, between $0.15 and $0.19 during the second quarter and between $0.16 and $0.21 from July 1, 2002 to July 15, 2002.  No assurance can be made that the Company’s share price and volume will not continue to fluctuate materially.

(b)

Private offering in Quebec, Canada

The Company has completed the following private placements in Quebec, Canada and had not file at that time any registration statement with the U. S. Securities and Exchange Commission sinceCanada represented the only public market upon which the Company’ shares were traded.  Pursuant to section 12 (g) of the U.S. Securities Act (“Act”), the Company was not required to register these securities since it had less than seven hundred and fifty holders of record and its securities were not traded by use of the mails or any means of instrumentality of interstate commerce in the Unites States of America. Even if the Company doesn’t have yet 750 holders of records for its securities in Canada or in the United States of America, pursuant to section 12 (g) of the Act, the Company chose to register its securities by filing the present registration statement in order to allow for the future trading of its securities by mail and interstate commerce in the United States of America in following the U.S. Securities Rules and Regulations for registration.

The Company was at the time of these private placements under the jurisdiction of the Quebec Securities Commission and obtained from it an exemption to file a prospectus for each private placement according to the rules and regulations of the Quebec’s Law on moveable securities and Quebec’s Rules and regulations on moveable securities and obtained also authorization from the CDNX or TSX Venture Exchange in Canada to issue the common shares and warrants described in the following tables:

Date of private placement	Private placement	Value	Number of shares	Number of warrants	Consideration

May 16, 2000	Jitec Inc. previously called Altavista Mines ltd.	$ 748,000	9,490,485	-	Mining properties and $400,000 in cash

October 18, 2000	See table below	$ 600,000	2,000,000	2,000,000	Cash

October 18, 2001	Cambior Inc.	$ 3,500	25,000	-	Mining properties

October 24, 2001	Mr. Dominique Godbout	$ 3,000	25,000	-	Mining Properties

November 5, 2001	SIDEX	$ 150,000	937,500	468,750	Cash

On May 16, 2000, the Company issued as a private placement in Quebec, Canada, 9,490,485 to Jitec Inc., previously called Altavista Mines Inc. for mining properties valued at $348,000 and cash in the amount of $400,000 for a total amount of $748,000.  These shares upon agreement had to be distributed by Jitec Inc. as dividend to Mines Altavista Inc.’s shareholders registered as of May 9, 2000.

On October 18, 2000, the Company issued 2,000,000 common shares at the price of $0.30 per share for a total amount of $600,000 to the following investors residing in the province of Quebec, Canada:

Name of investor	Number of shares at the price of $0.30 per share	Number of warrants to acquire a share at the price of $0.40 per share until October 15, 2002	Number of warrants exercised

BBH Geo-Management Inc.	500,000	500,000	nil
Admirio Industreil inc.	550,000	550,000	nil
Jacques Vezina	670,000	670,000	nil
Fiducie Desjardins/Sodemex S.E.C	140,000	140,000	nil
Fiducie Desjardins/Sodemex II S.E.C	140,000	140,000	nil

A warrant per share was reserved to allow these investors to exercise their warrants to purchase a share at the price of $0.40 per share until March 31, 2002. This expiration date has been extended to October 15, 2002 by the Canadian Venture Exchange (CDNX) and Quebec Securities Commission in Quebec at the request of the Company.

On October 18, 2001, the Company issued 25,000 common shares in pursuance of its obligation in the Agreement  to option mining properties with Cambior Inc. dated September 19, 2001 previously described in PART 1-ITEM 3-DESCRIPTION OF PROPERTY-Dufault Property.

On October 24, 2001, the Company issued 25,000 common shares as required by the Agreement to option mining properties with Dominique Godbout and Systèmes Géostat International Inc. previously described in PART 1-ITEM 3-DESCRIPTION OF PROPERTY-Santa Anna Property.

On November 5, 2001, the Company closed a private financing of $150,000 with SIDEX, Diversification of Exploration Investment Partnership (SIDEX Limited Partnership) and issued to that investor 937,500 common shares at the price of $0.16 per share and a half-warrant. Each warrant entitles its holder to purchase one common share at the price of $0.185 per share for a period of six months from the date of closing and at the price of $0.21 per share for the 7th month to the 18th month for a total amount of 468,750 warrants to purchase shares.

(c)

Public offering in Quebec, Canada

The Company conducted only one public offering in Quebec, Canada since its incorporation, with a visa for prospectus of the Quebec Securities Commission dated November 19, 2001 and the approval of the Canadian Venture Exchange (CDNX). This public offering is detailed as follows:

Prospectus November 16, 2001	Number of A units sold Maximum: 1,000	Number of B units sold Maximum: 250	Amount received Maximum: $1,250,000	Number of common shares issued	Number of warrants	Broker’s Fees	Broker’s warrants

First closing Dec. 14, 2001	898	75	$ 973,000	5,183,250	468,750	$ 94,300	-

Second closing Dec. 21, 2001	102	5	$ 107,000	566,750	31,250	$10,700	287,500

Total for year 2001	1,000	80	$ 1,080,000	5,750,000 (4,000,000 flow- through shares)	500,000	$ 105,000	287,500

Third closing January 29, 2002		75	$ 75,000	468,750	468,750	$ 4,500	23,437

Fourth closing May 16, 2002		50	$ 50,000	312,500	312,500	$ 3,000	15,625

Fifth closing June 27, 2002		30	$ 30,000	187,500	187,500	$ 2,800	9,375

Total	1,000	235	$ 1,235,000	6,718,750	1,468,750	$ 115,300	335,937

On November 19, 2001, Strateco received the final visa for a prospectus offering in Quebec, Canada, from the Quebec Securities Commission and Canadian Venture Exchange (CDNX) of up to $1,250,000 including $800,000 in flow-through shares. The maximum offering was 1,000 A units and 250 B units.  The flow-through offering was completed (maximum offering) on December 21, 2001 with a total of $1,080,000 subscribed for at that date. As of June 27, 2002, the eve of the deadline, 1,000 A units and 235 B units had been subscribed  with a total of $1,235,000 subscribed for at that date.

The financing was realized at a price of $0.20 per flow-through share and $0.16 per common share. Each A units comprises 4,000 flow-through shares at a price of $0.20 per flow-through common share and 1,250 common shares at $0.16 per common share. Each B unit comprises 6,250 common shares at price of $0.16 per share and 6,250 warrants entitling the subscriber to purchase one common share of the Company at price of $0.21 per share at any time up until May 16, 2003.

From December 14, 2001 to December 31, 2001, 1,000 units A and 80 units B were subscribed for at an amount of  $1,080,000 and the Company issued 4,000,000 flow-through common shares and 1,250,000 common shares for a total of 5,250,000 common shares to the subscribers of A units and 500,000 common shares and 500,000 warrants to purchase shares to the subscribers of B units. On January 29, 2002, a financial institution purchased 75 B units for $75,000 for a total of 468,750 common shares and 468,750 warrants. On May 16, 2002, 50 B units have been subscribed for $50,000 for a total of 312,500 shares and 312,500 warrants. On June 27, 2002, 30 B units have been subscribed for $30,000 for a total of 187,500 shares and 187,500 warrants. On June 28, 2002, deadline for closing, only 15 B units remained unsold.

The Company as part of the agency agreement with CTI Capital Inc. acting as agent for the public offering in Quebec, Canada, dated November 16, 2001, paid broker’s fees of $105,000 and issued 287,500 broker’s warrants for the closings of December 14 and December 21, 2001.  For the closing of January 29, 2002, the Company paid broker’s fees of $4,500 and issued 23,437 broker’s warrants. Each broker’s warrant entitles its holder to purchase one common share at price of  $0.16 per share until December 14, 2002 and at a price of  $0.18 per share from December 15, 2002 until December 14, 2003. On closing of May, 16, 2002, the Company paid broker’s fees of $3,000 and issued 15, 625 broker’s warrants. On closing of June 27, 2002, the Company paid broker’s fees of $2,800 and issued 9,375 broker’s warrants for a total paid of $115,300 as broker’s fees and 335,937 broker’s warrants for this financing of November 16, 2001.

(d)

Use of proceeds

The Company anticipates that proceeds from the flow-through portion of the public offering in Quebec, Canada, completed December 21, 2001 in the amount of $800,000 will be mainly applied to diamond exploration on the Cardinal property in the Otish Mountains area and the base metal Dufault property in the Rouyn-Noranda area.  The Company anticipates possibly using the proceeds for another project if the results obtained do not justify further expenses and the Company reserves the right to reallocate the use of proceeds as it deems appropriate in the best interests of the Company and its shareholders.

ITEM 5:

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of the Company provides as follows:

"Each director or officer of the Company and his heirs, executors, administrators and other legal representatives must at all time be indemnified and protected by the Company against:

1.

any liability and all fees, costs and expenses incurred in relation with any claim, legal pursuit or proceedings planned or deposited against him as a result of any act accomplished or allowed to be done while in the exercise of his functions, if he acted with integrity, in good faith and in the best interest of the Company, in believing that his conduct had nothing of illegal about it; and

2.

any other fees, costs and expenses incurred by him or disbursed in the pursuit of the Company’s business."

Presently the directors and officers of the Company are covered by liability insurance until July 31, 2003. This policy is renewed annually.

PART III

LIST OF EXHIBITS

	See Exhibits in Volume I	Pages
2.1	Certificates of incorporation (French and English versions)	1
2.2	Certificate of Amendment dated May 2, 2000 (French and English versions)	6
2.3	Certificate of Amendment dated June 26, 2002	8
2.4	Certificate of Amendment dated June 26, 2002 (English language summary)	10
2.5	General By-Laws (French language version)	11
2.6	General By-Laws (English translation)	37
4.1	Agreement of subscription between Altavista Mines Inc. and the Company dated May 16, 2000 (French language version)	60
4.2	Agreement of subscription between Altavista Mines Inc. and the Company dated May 16, 2000 (English language summary)	64
4.3	Agreement of subscription between Société de développement des entreprises minières et d’exploration société en commandite, and the Company dated October 18, 2000 (French language version)	65
4.4	Agreement of subscription between Société de développement des entreprises minières et d’exploration société en commandite, and the Company dated October 18, 2000 (English language summary)	70
4.5	Agreement of subscription between Société de développement des entreprises minières et d’exploration II, société en commandite, and the Company dated October 18, 2000 (French language version)	71
4.6	Agreement of subscription between Société de développement des entreprises minières et d’exploration II, société en commandite, and the Company dated October 18, 2000 (English language summary)	76
4.7	Agreement of subscription between BBH Géo-Management Inc. and the Company dated September 25, 2000.(French language version)	77
4.8	Agreement of subscription between BBH Géo-Management Inc and the Company dated September 25, 2000.(English language summary)	85
4.9	Agreement of subscription between Admirio Industriel Inc. and the Company dated September 11, 2000.(French language version	86
4.10	Agreement of subscription between Admirio Industriel Inc.and the Company dated September 11, 2000.(English language summary)	94
4.11	Agreement of subscription between Mr. Jacques Vézina and the Company dated August 25, 2000.(French language version)	95
4.12	Agreement of subscription between Mr. Jacques Vézina and the Company dated August 25, 2000.(English language summary)	103
4.13	Agreement of subscription between Computershare Company of Canada and the Company dated November 16, 2001.(French language version)	104
4.14	Agreement of subscription between Computershare Company of Canada and the Company dated November 16, 2001.(English language summary).	141
6.1	Letter of intent to conditional transfer of the contract to option and transfer of mining titles between Systèmes Géostat International Inc. dated June 14, 2001 (French language version)	143
6.2	Letter of intent to conditional trandfer of the contract to option and transfer of mining titles between Systemes Geostat International Inc. dated June 14, 2001 (French language version)	149
6.3	Contract to option between Cambior Inc. and the Company dated September 19, 2001 (English version)	150
6.4	Stock Options for management, officers and employees (French version)	203
6.5	Stock Options for management, officers and employees (English language summary)	212
6.6	Contract of services between BBH Geo-Management Inc. and the Company dated July 13, 2000 (English language summary)	213
6.7	Contract of services between BBH Géo-Management Inc. and the Company dated July 13, 2000 (English language summary)	218
6.8	Contract to acquire mining properties between Altavista Mines Inc. and the Company dated May 16, 2000 (French language version)	219
6.9	Contract to acquire mining properties between Altavista Mines Inc. and the Company dated May 16, 2000 (English language summary)	229
10.1	Form F/X appointing Eaton, Peabody as Agent of the Company in the Unites States of America dated July 15, 2002 and certified copy of the Board of Directors dated July 15, 2002	230
10.2	Letter of consent from KPMG,LLP dated July 22, 2002.	234
10.3	Letter of consent from Gowling Lafleur Henderson, LLP dated July 22, 2002	235

SIGNATURES

Pursuant to the requirements of section 12(b) or (g) of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this General Form for Registration of Securities of Small Business Issuers to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATECO RESOURCES INC.

By:   “Guy Hébert”

       __________________

       President & Director

Date:   July 15, 2002

PART FS

1.

FINANCIAL STATEMENTS

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the balance sheets of Strateco Resources Inc. as at December 31, 2001 and 2000 and the statements of deferred expenditures, operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG, LLP

Chartered Accountants

Montreal, Canada

February 14, 2002

Except for note 13 as of July 15, 2002

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2000

Financial statements:

Balance Sheets

Statements of deferred expenditures

Statements of earnings and deficit

Statements of cash flows

Notes to financial statements

STRATECO RESOURCES INC.

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

(In Canadian dollars)

2001	2000

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$357,619	$596,500
Restricted cash (note 3)	800,000	-
Accounts receivable	57,139	35,120
Prepaid expenses	6,690	5,689

	1,221,448	637,309

PROPERTIES (note 4)	93,500	414,250

DEFERRED EXPENDITURES (note 5)	394,206	183,781

$1,709,154	$1,235,340

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities (note 10)	$185,814	$69,628

SHAREHOLDERS’ EQUITY

Capital stock (note 6)	2,437,207	1,352,100
Deficit	(913,867)	(186,388)

1,523,340	1,165,712

Commitments and contingencies (note 9) Subsequent events (note 13)

	$1,709,154	$1,235,340

See notes to financial statements.

ON BEHALF OF THE BOARD:

/s/ Guy Hébert__________________
Director

/s/ Jean-Pierre Lachance__________

Director

STRATECO RESOURCES INC.

STATEMENTS OF DEFERRED EXPENDITURES

YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Canadian dollars)

2001	2000

EXPLORATION EXPENSES

Consultants and subcontractors	$165,303	$169,382
Professional fees	28,798	-
Travel expenses	16,788	813
Supplies and equipment rental	12,323	2,523
General exploration expenses	3,752	11,063

	226,964	183,781

WRITE-OFF OF DEFERRED EXPENDITURES	(16,539)	-

INCREASE IN DEFERRED EXPENDITURES	210,425	183,781

BALANCE, BEGINNING OF YEAR	183,781	-

BALANCE, END OF YEAR	$394,206	$183,781

See notes to financial statements.

STRATECO RESOURCES INC.

STATEMENTS OF EARNINGS AND DEFICIT

YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Canadian dollars)

2001	2000

INTEREST INCOME	$15,915	$11,008
ADMINISTRATIVE AND GENERAL EXPENSES

Professional fees	290,233	121,208
Shareholder communications	10,687	4,478
Listing and registrar fees	27,673	35,137
Travel expenses	5,109	1,737
Insurance	10,507	4,618
Office expenses	54,249	30,183
Interest and bank charges	443	35
Write-off of deferred expenditures and property	344,493	-

743,394	197,396

NET LOSS	727,479	186,388

DEFICIT, BEGINNING OF YEAR	186,388	-

DEFICIT, END OF YEAR	$913,867	$186,388

NET LOSS PER SHARE	$0.06	$0.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUSTANDING	11,732,609	10,390,047

See notes to financial statements.

STRATECO RESOURCES INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Canadian dollars)

2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(727,479)	$(186,388)
Write-off of deferred expenditures and property	344,493	-
Changes in non-cash working capital items:
Accounts receivable	(22,019)	(35,120)
Prepaid expenses	(1,001)	(5,689)
Accounts payable and accrued liabilities	64,353	35,388

(341,653)	(191,809)

CASH FLOWS USED BY INVESTING ACTIVITIES:

Acquisition of properties	-	(60,000)
Net increase of deferred expenditures	(175,835)	(149,541)

(175,835)	(209,541)

CASH FLOWS FROM FINANCING ACTIVITIES:

Common share issuance	1,125,000	1,000,000
Common share issue costs	(46,393)	(2,150)

1,078,607	997,850

NET INCREASE IN CASH AND CASH EQUIVALENTS	561,119	596,500

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	596,500	-

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,157,619	$596,500

See notes to financial statements.

STRATECO RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Canadian dollars)

1.

INCORPORATION AND NATURE OF OPERATIONS

The Company, incorporated under the Canadian Business Corporations Act, is engaged in the exploration of properties.

Recovery of amounts indicated under properties is subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the financing required to complete development and profitable future production or the proceeds of the sale of such assets.

Strateco Resources Inc. was incorporated on April 13, 2000 as the first step of a larger transactions involving Altavista Mines Inc. Altavista Mines Inc. incorporated Strateco Resources Inc. as its wholly-owned subsidiary and transferred to it at book value all of the mining assets in the amount of $348,000 and cash of $400,000 and received 9,490,485 shares of Strateco Resources Inc. The shares of Strateco Resources Inc. held by Altavista Mines Inc. were distributed by way of dividend to the shareholders of Altavista Mines Inc..

Strateco Resources Inc. recognized the transaction at the book value of the assets received. There was no operations in 2000, up to the transfer.

2.

SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers cash and short-term investments maturing within three months or less as cash and cash equivalents.

PROPERTIES AND DEFERRED EXPENDITURES

Properties are recorded at cost.  Exploration costs are deferred, net of government assistance received.  When a project is abandoned, the corresponding costs are charged against earnings.

STOCK OPTION PLAN

The Company has a stock option plan, which is described in note 6. No compensation is recognized for this plan when stock options are granted to participants. Any consideration paid by participants on the exercise of stock options is credited to capital stock.

LOSS PER SHARE

The loss per share is calculated based on the weighted average number of common shares outstanding during the year.

3.

RESTRICTED CASH

Pursuant to the flow-through financing that closed on December 14 and 21, 2001, Strateco Resources Inc. committed to incur $800,000 in exploration expenditures by December 31, 2002. This amount will be used primarily to conduct exploration on the Dufault and Cardinal properties.

4.

PROPERTIES

2001	2000

Santa Anna	$-	$323,750
Lost Bay	83,000	83,000
Montbray	7,500	7,500
Dufault	3,000	-

$93,500	$414,250

5.

DEFERRED EXPENDITURES

Balance at December 31, 2000	Addition	Write-off/ Government assistance	Balance at December 31, 2001

Properties

Santa Anna	$ 6,095	$ 10,444	$ (16,539)	-
Montbray	35,410	66,477	-	101,887
Lost Bay	1,070	262	-	1,332
Quenonisca	101,018	3,235	-	104,253
Chiskal	124	-	(124)	-
La Source	580	-	(580)	-
Kanasuta	39,484	246	-	39,730
Dufault	-	141,827	(28,395)	113,432
Cardinal	-	33,492	-	33,492
Prospection	-	80	-	80

$ 183,781	$ 256,063	$ (45,638)	$ 394,206

6.

CAPITAL STOCK

AUTHORIZED

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value issuable in series with rights, privileges, restrictions and conditions to be determined by the board of directors.

December 31, 2001		December 31, 2000
Common shares	Amount	Common shares	Amount

ISSUED AND FULLY PAID

Balance, beginning of year	11,515,485	$ 1,352,100	-	$ -
In consideration of cash	937,500	150,000	7,063,290	1,000,000
In consideration of properties	50,000	6,500	4,452,195	354,250
Flow-through and other financings	5,750,000	1,080,000	-	-
Common share issue costs	-	(151,393)	-	(2,150)

Balance, end of year (a)	18,252,985	$ 2,437,207	11,515,485	$ 1,352,100

(a)

187,500 common shares are escrowed and cannot be transferred, mortgaged, pledged or otherwise disposed of without the consent of the Quebec Securities Commission.

When it was incorporated, the Company issued 9,490,485 common shares in consideration of properties  with a book value of $348,000 and $400,000 in cash.

STOCK OPTIONS

The Company has a stock option plan for officers, directors and employees. A total of 2,200,000 common shares have been reserved for options. The maximum number of options that can be granted to a participant cannot exceed 5% of the issued and outstanding common shares. The exercise price of the options cannot be lower than the market price on the Montreal Exchange or CDNX (Canadian Venture Exchange) at the time of granting. The options must expire no later than ten years after the date the options were granted.

Changes to the stock options under the plan are shown in the following table:

2001	2000

Number of options	Weighted average strike price	Number of options	Weighted average strike price

Balance, beginning of period	972,000	$ 0.20	-	-
Granted	750,000	$ 0.15	972,000	$ 0.20
	150,000(1)	$ 0.20	-	-
Cancelled	(24,000)	$ 0.20	-	-
Exercised	-	-	-	-

Balance, end of period	1,848,000	$ 0.18	972,000	$ 0.20

(1)

75,000 of the 150,000 stock options granted on October 30, 2001 may only be exercised after August 1, 2002. The other 75,000 options may be exercised after January 1, 2003. These options must be exercised by the October 29, 2006 expiry date.

The outstanding stock options and the stock options exercisable at December 31, 2001 are shown in the following table:

Options outstanding	Options exercisable

Weighted average strike price	Number	Weighted average contractual life (years)	Weighted average strike price	Number

$ 0.20	948,000	3.1	$ 0.20	948,000
$ 0.15	750,000	3.0	$ 0.15	700,000
$ 0.20	150,000	3.9	$ 0.15	50,000

$0.18	1,848,000	3.3	$ 0.17	1,698,000

WARRANTS

At December 31, 2001, there were 3,256,250 warrants outstanding (2,000,000 in 2000). Each warrant entitles its holder to purchase one share of the Company. Strike prices and expiry dates are as follows:

2001	2000

Number	Weighted average strike price	Number	Weighted average strike price

Balance, beginning of period	2,000,000	$ 0.40	-	-
Issued (1)(2)	1,256,250	$ 0.19	2,000,000	$ 0.40
Exercised	-	-	-	-
Expired	-	-	-	-

Balance, end of period	3,256,250	2,000,000

(1)

During the year ended December 31, 2001, the Company issued 937,500 common shares and 468,750 warrants pursuant to a $150,000 subscription agreement with SIDEX. Each warrant entitles its holder to purchase one common share at a price of $0.185 at any time from the time of issue until May 4, 2002, then at a price of $0.21 until May 4, 2003.

(2)

As part of a public offering dated November 16, 2001, the Company issued 5,750,000 common shares and 500,000 warrants on December 31, 2001 for proceeds of $1,080,000. Each warrant entitles the subscriber to purchase one common share of the Company at $0.21 at any time until May 16, 2003.

(3)

No warrants of the Company were exercised during the year ended December 31, 2001.

The strike prices and expiry dates for these warrants are as follows:

Strike price	Number	Expiry

$ 0.40	2,000,000	March 31, 2002
$ 0.185	468,750	May 4, 2002
$ 0.21	-	Between May 5, 2002 and May 4, 2003
$ 0.21	500,000	May 16, 2003
$ 0.16	287,500(4)	December 14, 2002
$ 0.18	-	Between December 15, 2002 and December 14, 2003

(4)

Pursuant to the agency agreement with CTI Capital Inc. acting as agent for the public offering dated November 16, 2001, the Company issued 287,500 warrants to December 31, 2001. Each warrant entitles its holder to purchase one common share at $0.16 per share until December 14, 2002 and at $0.18 per share from December 15, 2002 until December 14, 2003.

7.

GOVERNMENT ASSISTANCE

Pursuant to an agreement signed on September 25, 2001 with the Quebec Department of Natural Resources, the Company is entitled to a subsidy of $236,280 in relation to exploration costs for the Dufault property.

A total of $28,395 was credited to deferred expenses during the year.

8.

INCOME TAXES

At December 31, 2001, the tax basis of properties and deferred exploration expenses totaled approximately $932,310 and may be used to reduce future taxable income over an unlimited period.

For income tax purposes, the Company has accumulated non-capital losses of approximately $485,000. These losses will expire in 2007 and 2008.

The future tax assets resulting from the loss carry forward is fully provided for by the same amount of valuation allowance.

9.

COMMITMENTS AND CONTINGENCIES

EXPLORATION WORK

As part of a private placement dated November 4, 1998, as amended on December 11, 1998, Altavista Mines Inc. undertook to incur $524,000 in exploration expenses. At July 14, 2000, exploration expenses of $328,123 had been incurred. The Company agreed to relieve Altavista Mines Inc. from its obligation of $195,877, and to assume, if appropriate, any costs related to this ongoing commitment. The Company is still awaiting a decision by regulatory authorities. The Company incurred $254,566 in exploration expenses to June 30, 2001, which it is proposing to substitute for this exploration work.

AGREEMENT WITH CAMBIOR INC.

On September 19, 2001, the Company signed an agreement with Cambior Inc. whereby the Company holds an option to acquire a 50% interest in the North block of the Dufault property.

The agreement provides that the Company must invest $750,000 in exploration over four years, including a minimum of $100,000 the first year, $150,000 the second year, $250,000 the third year and $250,000 the fourth year or before.

The Company also committed to issue to Cambior Inc. 225,000 common shares of its capital stock, of which 25,000 shares were issued on October 18, 2001. Another 50,000 shares will be issued on the first anniversary and 150,000 shares upon exercise of the option.

Once the option has been exercised, a joint venture will be formed, and subsequent work will be financed in proportion to the interest of each party.

SANTA ANNA PROPERTY

On March 9, 1995, Altavista Mines Inc. signed a letter of intent by which it was granted an option to acquire a 90% undivided interest in the 47 mining claims of the Santa Anna property in La Reine Township, Quebec.

On April 24, 2000, Altavista Mines Inc. entered into an agreement with the Company for the transfer of the option agreement to the Company. Pursuant to the latter agreement, the Company must make payments totaling $255,000 and issue 50,000 common shares, namely 25,000 on October 22 of each year.

The agreements are subject to the payment of royalties on commercial production from the property.

On June 14, 2001, the Company signed a conditional letter of intent with Systèmes Géostat International inc. (“Géostat”). Pursuant to the conditional agreement, the Company grants Géostat the option to acquire the Company’s interest in the Santa Anna property. The agreement covers the 47 mining claims on which the Company holds an option to acquire 90% and the 13 mining claims on which the Company holds a 100% interest. The parties have agreed to postpone the execution of certain conditions of the agreement to June 30, 2002.

Géostat has undertaken to meet the Company’s obligations and to pay the Company a royalty of between $1.00 and $2.00 per tonne of mineral milled. The Company is still responsible for the obligation relating to the issuance of shares.

QUÉNONISCA PROPERTY

On February 26, 1996, Altavista Mines Inc. signed an agreement with SOQUEM whereby it acquired a 50% undivided interest in the 78 claims making up the Quénonisca property in the Quénonisca and Salamandre Lake district north of Matagami, in Quebec.

Work is financed in proportion to the respective interests, failing which the undivided interest of the non-participating party is diluted. Any dilution of an interest to 10% entails the loss of that interest in consideration of a 1% interest in net profits (as defined in the agreement) from commercial production on the property.

In April 2000, the Company entered into an agreement whereby it will respect all Altavista Mines Inc.’s rights and obligations in relation to the Quénonisca agreement with SOQUEM dated February 26, 1996.

ROYALTIES

The Company is subject to royalty payments on commercial production from certain other properties.

ENVIRONMENT

The Company's exploration activities are subject to various laws and regulations governing environmental protection. These laws and regulations are continually changing and generally tend to impose increasing restrictions. The Company conducts its operations so as to provide adequate protection for public health and the environment.

CLAIM

The Company inherited a claim for $155,130 related to damages that occurred during exploration carried out on the Santa Anna property by Altavista Mines Inc. Management is of the opinion that the settlement of this action will not have any material effect on the Company’s financial position or earnings.

10.

RELATED PARTY TRANSACTIONS

During the year, professional fees and administrative expenses totaling $244,081 ($89,780 in 2000) were paid to a company whose officers are also officers of the Company.

At December 31, 2001, accounts payable and accrued liabilities included an amount of $167,252 ($17,286 in 2000) payable to the same company.

11.

STATEMENTS OF CASH FLOWS

Additional information related to cash flow	2001	2000

Non related cash operating, financing and investing activities items:

Deferred expenses financed through increases in accounts payable	$ 86,073	$ 34,240

Acquisition of properties in exchange for shares	$ 6,500	$ -

Common share issue costs	$ 105,000	$ -

12.

FINANCIAL INSTRUMENTS

CREDIT RISK

The financial instruments that expose the Company to market risk and concentrations of credit risk include cash, short-term investments and accounts receivable. The Company invests its cash and short-term investments in high quality securities issued by financial institutions, government agencies and large corporations, and diversifies its investments so as to limit its exposure to credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting value of cash, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair value as the related instruments have a relatively short term.

13.

SUBSEQUENT EVENTS

INCREASE IN CAPITAL STOCK

On January 29, 2002, a financial institution purchased 75 B units for $75,000. Each B unit comprises 6,250 common shares at $0.16 per share and 6,250 warrants entitling the subscriber to purchase one common share of the Company at $0.21 per share at any time up until May 16, 2003, for a total of 468,750 common shares and 468,750 warrants. On May 16, 2002, 50 B units have been subscribed for $50,000 for a total of 312,500 shares and 312,500 warrants. On June 27, 2002, 30 B units have been subscribed for $30,000 for a total of 187,500 shares and 187,500 warrants. On June 28, 2002, deadline for closing, only 15 B units remained unsold.

On January 29, 2002, as part of the agency agreement with CTI Capital Inc. acting as agent for the public offering dated November 16, 2001, the Company issued 23,437 broker’s warrants as agent’s fees. Each warrant entitles its holder to purchase one common share at $0.16 per share until December 14, 2002 and at $0.18 per share from December 15, 2002 until December 14, 2003.

On closing of May, 16, 2002, the Company paid broker’s fees of $3,000 and issued 15, 625 broker’s warrants. On closing of June 27, 2002, the Company paid broker’s fees of $2,800 and issued 9,375 broker’s warrants for a total paid of $115,300 as broker’s fees and 335,937 broker’s warrants for this financing of November 16, 2001.

14.

THE EFFECT OF APPLYING UNITED STATES ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of applying United States generally accepted accounting principles (“U.S. GAAP”) on net earnings would be as follows:

2001	2000

Net loss per Canadian GAAP, as reported	$727,479	$186,388

Properties and deferred expenditures (1)	(111,029)	250,031

Net loss and comprehensive income for the year, according to U.S. GAAP	$616,450	$436,419

Net loss per share per Canadian GAAP, as reported	0.06	0.02

Effect of adjustments:
Properties and deferred expenditures (1)	(0.01)	0.02

Loss per hare, according to U.S. GAAP	$0.05	$0.04

(1)

Properties and deferred expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 3. Under Canadian GAAP, the property’s potential for development is sufficient to permit the capitalization of exploration expenditures incurred as property acquisition costs and deferred expenditures and the management intends to pursue the development . Under U.S. GAAP, a final feasibility study showing economically recoverable proven and probable reserves is required for capitalization of property acquisition costs and exploration expenditures. Accordingly, the property related costs  must be expended as incurred.

Under Canadian GAAP, shares issued for flow-through shares are recorded at their face value when issued.  When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a share issue cost. Under US GAAP, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

The effect of the application of the above adjustments on the balance sheet of the Company at December 31, 2001 would be to decrease properties by $93,500 to $0 ($414,250 in 2000 to $0), decrease deferred expenditures by $394,206 to $0 ($183,781 in 2000 to $0), increase long-term liability by $200,000 (nil in 2000) and decrease shareholders’ equity by $687,706 ($598,031 in 2000).

The effect on the statement of cash flows would be a decrease of $175,835 ($209,541 in 2000) in cash flows from operating activities and an increase of $175,385 ($209,541 in 2000) in cash flows used in investing activities.

15.

COMPARATIVE FIGURES

Certain figures from the preceding year have been reclassified to conform with the year’s presentation.

STRATECO RESOURCES INC.

PART FS

2.

QUARTERLY FINANCIAL REPORT FOR THE PERIOD ENDED MARCH 31,2002 (Unaudited)

STRATECO RESOURCES INC.

8

Report to Shareholders

Highlights

In the first quarter of 2002, your Company was very active in the exploration of Strateco Resources Inc.’s two main properties, the Dufault and Cardinal properties. Systematic exploration that began in October 2001 continued on the Dufault property. The Cardinal diamond property, located in the Otish Mountains, was the site of intensive exploration aimed at generating drill targets for the summer of 2002.

Strateco completed its first-ever exploration program on the Dufault property. The $421,820 program, financed in part through a subsidy of $236,280 from Quebec’s Ministère des Ressources naturelles, consisted in three parts: lithogeochemical sampling on the Airan project, geophysical coverage using a deep penetration method, and drilling on the Pinkos, Lac Savard, Cyprus and Marillac projects. Inconclusive results from drilling and down-hole Pulse-EM surveys appear to indicate that there are no significant clusters of conductors between surface and 250 metres in the centre of the property. Completed at the end of March 2002, this initial program will have generated a better understanding of the geology of the Dufault property. Further work on this property will focus on improved understanding of the structure and stratigraphy and will enable the Company to orient subsequent exploration.

Exploration on the Cardinal property, which covers 17,006 hectares and is wholly owned by Strateco, was accelerated during the past quarter. This work consisted of two surveys executed simultaneously, namely an airborne magnetic survey and detailed, systematic till sampling.  The 1,960 line-kilometre airborne survey was flown by Fugro Sial on lines spaced at 100 metres. IOS Services Géoscientifiques Inc. conducted the till sampling work, which consisted of 143 till samples taken systematically on a 1 km2 grid. The Company will generate drill targets based on the results of the surveys, and plans to pursue exploration on the Cardinal property in the summer of 2002.

Thanks to a $1,080,000 financing completed in December 2001 and a new closing of $75,000 this quarter, your Company is presently well positioned to pursue its exploration activities on its  assets.

With gold gaining strength and good interest being shown in the diamond sector, the mining cycle appears headed for better times, and investor interest should pick up. Management remains on the lookout for acquisitions, possibly in gold, that would contribute to building shareholder value.

Financial Position

Interest income for the 3-month period ended March 31, 2002 amounted to $4,670 compared to $6,018 in 2001. General and administrative expenses totalled $79,583 compared to $61,257 in 2001.

At March 31, 2002, Strateco’s total assets stood at $1,622,826 compared to $1,122,198 at March 31, 2001. A total of 18,721,735 common shares were issued and outstanding at March 31, 2002 compared to 11,515,485 at March 31, 2001.

Guy Hébert

President and Chief Executive Officer

May 10, 2002

STRATECO

RESOURCES INC.

Quarterly

Report

1

HEAD OFFICE

204 de Montarville Blvd.,

Suite 130

Boucherville, Quebec J4B 6S2

Canada

Telephone: (450) 641-0775

Fax: (450) 641-1601

E-mail: info@stratecoinc.com

Website: www.stratecoinc.com

TRANSFER AGENT

Computershare Trust Company of Canada

Montreal

LISTING

TSX Venture Exchange

SYMBOL

RSC

Three-month period ended March 31, 2002

   (unaudited)

BALANCE SHEETS			STATEMENTS OF DEFERRED EXPENDITURES
March 31, 2002 (unaudited)			Three-month period ended March 31, 2002 (unaudited)
	2002	2001		2002	2001
ASSETS			EXPLORATION EXPENSES
			Consultants and subcontractors	$225,753	$46,491
CURRENT ASSETS			Professional fees	20,775	8,925
Cash and cash equivalents	$771,506	$437,927	Travel expenses	4,131	555
Accounts receivable	106,441	22,704	Supplies - equipment rental	1,746	7,337
Prepaid expenses	3,750	-	General exploration expenses	1,018	228
	881,697	460,631	INCREASE IN DEFERRED
			EXPENDITURES	253,423	63,536
MINING PROPERTIES	93,500	414,250
			BALANCE, BEGINNING	394,206	183,781
DEFERRED EXPENDITURES	647,629	247,317
			BALANCE, ENDING	$647,629	$247,317
	$1,622,826	$1,122,198
LIABILITIES AND			STATEMENTS OFEARNINGS ANDDEFICIT
SHAREHOLDERS' EQUITY			Three-month period ended March 31, 2002 (unaudited)
				2002	2001
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$114,377	$11,725	INTEREST INCOME	$4,670	$6,018
			ADMINISTRATIVE AND
SHAREHOLDERS' EQUITY			GENERAL EXPENSES
Capital stock	2,497,228	1,352,100	Professional fees	55,468	44,602
Deficit	(988,779)	(241,627)	Shareholder communications	3,221	203
			Listing and registrar fees	1,773	2,313
	1,508,449	1,110,473	Travel expenses	1,593	1,419
			Insurance	2,752	2,603
	$1,622,826	$1,122,198	Office expenses	14,746	9,977
			Interest and bank charges	30	140
				79,583	61,257
			NET LOSS	74,913	55,239
			DEFICIT, BEGINNING	913,866	186,388

			DEFICIT, ENDING	$988,779	$241,627

			NET LOSS PER SHARE	$0.00	$0.00

STATEMENTS OF CASH FLOWS
Three-month period ended March 31, 2002 (unaudited)
	2002	2001
CASH FLOW FROM
OPERATING ACTIVITIES
Net loss	$(74,913)	$(55,239)
Changes in non-cash working
capital items:
Accounts receivable	(49,302)	12,416
Prepaid expenses	2,940	-
Accounts payable and
accrued charges	(71,436)	(52,214)

	(192,711)	(95,037)

CASH FLOW FROM
INVESTING ACTIVITIES
Deferred expenses	(253,423)	(63,536)

CASH FLOWS FROM
FINANCING ACTIVITIES
Common share issuance	75,000	-
Common share issue costs	(14,979)	-

	60,021	-

DECREASE IN CASH AND
CASH EQUIVALENTS	(386,113)	(158,573)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	1,157,619	596,500

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$771,506	$437,927

THE EFFECT OF APPLYING UNITED STATES ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of applying United States generally accepted accounting principles (“U.S. GAAP”) on net earnings would be as follows:

2002	2001

Net loss per Canadian GAAP, as reported	$74,913	$55,239

Properties and deferred expenditures (1)	253,423	63,536
Deferred tax expenses (recovery) (2)	(62,853)	-

Net loss and comprehensive income for the year, according to U.S. GAAP	$265,483	$118,775

Net loss per share per Canadian GAAP, as reported	0.00	0.00

Effect of adjustments:
Properties and deferred expenditures (1)	0.01	0.00

Deferred tax expenses (recovery) (2)	-	-

Loss per hare, according to U.S. GAAP	$0.01	$0.00

(1)

Properties and deferred expenditures are accounted for in accordance with Canadian GAAP. Under Canadian GAAP, the property’s potential for development is sufficient to permit the capitalization of exploration expenditures incurred as property acquisition costs and deferred expenditures and the management intends to pursue the development. Under U.S. GAAP, a final feasibility study showing economically recoverable proven and probable reserves is required for capitalization of property acquisition costs and exploration expenditures. Accordingly, the property related costs  must be expended as incurred.

(2)

Under Canadian GAAP, shares issued as flow-through shares are recorded at their face value when issued. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a share issue cost. Under US GAAP, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

The effect of the application of the above adjustments on the balance sheet of the Company at March 31, 2002 would be to decrease properties by $93,500 to $0 ($414,250 in 2001 to $0), decrease deferred expenditures by $647,629 to $0 ($247,317 in 2001 to $0), increase long-term liability by $137,147 (nil in 2001) and decrease shareholders’ equity by $878,276 ($661,567 in 2000).

The effect on the statement of cash flows would be a decrease of $253,423 ($63,536 in 2001) in cash flows from operating activities and an increase of $253,423 ($63,536 in 2001) in cash flows used in investing activities.